Exhibit 99.2

ARRANGEMENT AGREEMENT

BETWEEN

VERMILION ENERGY INC.

- AND -

SPARTAN ENERGY CORP.

April 16, 2018

TABLE OF CONTENTS

Article 1 INTERPRETATION	3
1.1 Definitions	3
1.2 Interpretation Not Affected by Headings, etc.	15
1.3 Number, etc.	15
1.4 Date for Any Action	15
1.5 Entire Agreement	15
1.6 Currency	16
1.7 Accounting Matters	16
1.8 Disclosure in Writing	16
1.9 References to Legislation	16
1.10 Enforceability	16
1.11 Knowledge	16
1.12 Interpretation Not Affected by Party Drafting	16
1.13 Schedules	17
Article 2 THE ARRANGEMENT AND MEETINGS	17
2.1 Plan of Arrangement	17
2.2 Interim Order, Final Order, etc.	17
2.3 Circular and Meetings	18
2.4 General	20
2.5 Spartan Board Recommendation	20
2.6 Spartan Fairness Opinion	20
2.7 Regulatory Matters	20
2.8 Closing	21
2.9 Effective Date	21
2.10 Public Communications	21
2.11 Treatment of Spartan Warrants, Spartan Options and Spartan RSUs	21
2.12 Senior Management and Resignation of Directors of Spartan	22
2.13 Indemnities and Directors’ and Officers’ Insurance	22
2.14 Tax Withholdings	22
2.15 U.S. Securities Laws	23
Article 3 COVENANTS	24
3.1 Covenants of Vermilion	24
3.2 Covenants of Spartan	26
3.3 Mutual Covenants Regarding the Arrangement	32
3.4 Spartan’s Covenants Regarding Non-Solicitation	33
3.5 Access to Information	37

Article 4 REPRESENTATIONS AND WARRANTIES	38
4.1 Representations and Warranties of Vermilion	38
4.2 Representations and Warranties of Spartan	42
4.3 Privacy Issues	55
Article 5 CONDITIONS PRECEDENT	56
5.1 Mutual Conditions Precedent	56
5.2 Additional Conditions to Obligations of Vermilion	57
5.3 Additional Conditions to Obligations of Spartan	59
5.4 Notice and Effect of Failure to Comply with Conditions	60
5.5 Satisfaction of Conditions	60
Article 6 Agreement as to damages	61
6.1 Vermilion Damages	61
6.2 Spartan Damages	61
6.3 Injunctive Relief and Remedies	61
Article 7 AMENDMENT	62
7.1 Amendment	62
7.2 Waiver	62
Article 8 TERMINATION	62
8.1 Termination	62
Article 9 NOTICES	64
9.1 Notices	64
Article 10 GENERAL	65
10.1 Assignment and Enurement	65
10.2 Costs	65
10.3 Severability	66
10.4 Further Assurances	66
10.5 Time of Essence	66
10.6 Governing Law	66
10.7 Third Party Beneficiaries	66
10.8 Counterparts	66
10.9 Survival	67

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 16th day of April, 2018.

BETWEEN:

VERMILION ENERGY INC., a corporation existing under the laws of the Province of Alberta (“Vermilion”)

- and -

SPARTAN ENERGY CORP., a corporation existing under the laws of the Province of Alberta (“Spartan”)

WHEREAS the Parties wish to propose an arrangement involving Spartan and the Spartan Shareholders whereby Vermilion will acquire all of the issued and outstanding Spartan Shares;

AND WHEREAS the Parties intend to carry out the transactions contemplated by this Agreement by way of an arrangement under the provisions of the ABCA, substantially on the terms and conditions set forth in the Plan of Arrangement (attached hereto as Schedule A);

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)	“ABCA” means the Business Corporations Act (Alberta);
(b)	“Acquisition Proposal” means, other than the Arrangement and the transactions contemplated by this Agreement, any written or oral offer, proposal, inquiry or request for discussions or negotiations from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104, Takeover Bids and Issuer Bids) (other than Vermilion and its affiliates) which contemplates, relates to or could reasonably be expected to lead to (in either case in one transaction or a series of transactions):
(i)	any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as a purchase) of: (A) assets of Spartan and/or one or more of its subsidiaries representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Spartan and its subsidiaries, taken as a whole; or (B) 20% or more of the voting or equity securities of Spartan (or rights or interests therein or thereto) or any voting or equity securities of any subsidiary of Spartan (or rights or interests therein or thereto);

(ii)	any direct or indirect take-over bid, issuer bid, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a Person or joint actors beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of Spartan;
(iii)	a plan of arrangement, merger, amalgamation, consolidation, joint venture, partnership, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Spartan and/or one or more of its subsidiaries;
(iv)	any other transaction or series of transactions, the consummation of which would or could reasonably be expected to impede, interfere with, prevent, impair or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Vermilion under this Agreement or the Arrangement; or
(v)	any public announcement or other public disclosure of an intention to do any of the foregoing;
(c)	“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;
(d)	“Anti-Corruption Laws” has the meaning set forth in Section 4.2(yyy);
(e)	“Applicable Laws” in the context that refers to one or more persons, means any domestic or foreign, federal, state, provincial, municipal, regional or local law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, or applied by a Governmental Authority and any terms or conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such person or persons or its business or their business, undertaking, property or securities and emanate from a person have jurisdiction over the person or persons or its or their business, undertaking, property or securities, including the TSX or the NYSE, as applicable;
(f)	“Arrangement” means the arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of Vermilion and Spartan, each acting reasonably);
(g)	“Arrangement Resolution” means the special resolution to approve the Arrangement to be considered by the Spartan Shareholders at the Spartan Meeting substantially in the form substantially in the form set out in Schedule B;
(h)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement in form and substance satisfactory to each of the Parties, acting reasonably;
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(i)	“Breaching Party” has the meaning set forth in Section 5.4(b);
(j)	“Business Day” means any day, other than Saturday, Sunday or a statutory holiday in the Province of Alberta;
(k)	“Circular” means the notice of the Spartan Meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent by Spartan to, among others, the Spartan Shareholders in connection with the Spartan Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement;
(l)	“Commissioner” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or any person authorized to exercise the powers and perform the duties of the Commissioner of Competition;
(m)	“Competition Act” means the Competition Act (Canada);
(n)	“Competition Act Approval” means the occurrence of one or more of the following:
(i)	an advance ruling certificate (an “ARC”) pursuant to Section 102 of the Competition Act having been issued by the Commissioner in respect of the transactions contemplated herein; or
(ii)	the Commissioner waiving the obligation to notify and supply information under Part IX of the Competition Act pursuant to Subsection 113(c) of the Competition Act and confirming in writing that she has no intention to file an application under Section 92 of the Competition Act (a “No-Action Letter”) in connection with the transactions contemplated by this Agreement, and such No-Action Letter remains in full force and effect; or
(iii)	the Parties notifying the Commissioner under Section 114 of the Competition Act and the waiting period under Section 123 of the Competition Act having expired or having been terminated and the Commissioner having issued a No-Action Letter in connection with the transactions contemplated by this Agreement with such No-Action Letter remaining in full force and effect;
(o)	“Confidentiality Agreements” means, collectively, the Spartan Confidentiality Agreement and the Vermilion Confidentiality Agreement;
(p)	“Court” means the Court of Queen’s Bench of Alberta;
(q)	“Depositary” means Computershare Trust Company of Canada or such other person that may be appointed by Vermilion for the purpose of receiving deposits of certificates formerly representing Spartan Shares;
(r)	“Disclosing Party” has the meaning set forth in Section 4.3;
(s)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement and the Interim Order;
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(t)	“EDGAR” means the Electronic Data gathering Analysis and Retrieval System maintained by the SEC;

(u)	“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

(v)	“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

(w)	“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;
(x)	“Environmental Laws” means, with respect to any person or its business, activities, property, assets or undertaking, all Applicable Laws relating to the Environment or public health and safety matters in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including legislation governing abandonment and reclamation obligations, and the use, storage, treatment and release of Hazardous Substances;

(y)	“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA in respect of Spartan, as such order may be affirmed, amended or modified (with the consent of each of the Parties, acting reasonably) by any court of competent jurisdiction at any time prior to the Effective Date;
(z)	“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta;
(aa)	“Governmental Authority” means: (i) any international, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agency, agent or authority of any of the foregoing; or (iii) any quasi- governmental or private body, including any tribunal, commission, regulatory agency, stock exchange or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
(bb)	“Hazardous Substances” means any element, waste or other substance whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically includes petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health or safety;
(cc)	“HSR Act” has the meaning set forth in Section 4.2(vvv);
(dd)	“IFRS” means Canadian generally accepted accounting principles for publicly accountable enterprises, being International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board;
(ee)	“Interim Order” means the interim order of the Court pursuant to Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the calling and the holding of the Spartan Meeting, as such order may be affirmed, amended or modified (with the consent of each of the Parties, acting reasonably) by the Court;
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(ff)	“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interests or encumbrances of any kind, whether contingent or absolute, and any agreement, options, rights or privileges (whether by Applicable Law, contract or otherwise) capable of becoming any of the foregoing;
(gg)	“Material Adverse Change” or “Material Adverse Effect” means, with respect to a Party, any effect, change, event, development, circumstance or occurrence that, individually or in the aggregate with other such effects, changes, events, developments, circumstances or occurrences is, or would reasonably be expected to:
(i)	be material and adverse to the current or future financial condition, business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), or cash flows of such Party and its subsidiaries, taken as a whole, other than any effect, change, event or development resulting from:
(A)	general economic, financial, currency exchange, securities, credit or commodity prices in Canada or elsewhere;
(B)	conditions affecting the oil and natural gas exploration, exploitation, development and production industry as a whole, and not specifically relating to such Party and/or its subsidiaries;
(C)	any decline in crude oil or natural gas prices on a current or forward basis;
(D)	any matter in respect of which there has been disclosure in writing to the other Party on or prior to the date hereof;
(E)	changes in Applicable Laws (including tax laws);
(F)	any changes in IFRS;
(G)	the announcement of the execution of this Agreement or the transactions contemplated hereby;
(H)	the failure of such Party to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flow or production or petroleum substances or natural gas;
(I)	any changes in the trading price or trading volumes of the securities of such Party;
(J)	any acts of God, riots, terrorism, sabotage, earthquakes, epidemics, military action or war (whether or not declared), change in global, national or regional political conditions, civil unrest, or disturbances or similar event or escalation or worsening thereof; or
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(K)	any changes or effects arising from matters permitted or contemplated by this Agreement (excluding Section 3.2(a) hereof for such purposes) or consented to or approved in writing by the other Party;

provided, however, that in each case, the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or a Material Adverse Effect and where, in the case of (A), (B), (C), (D), (E), (F) and (J), such effect relating to or resulting from the foregoing does not have a disproportionate effect on the current or future financial condition, business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows or prospects of such Party and its subsidiaries, taken as a whole, as compared to the corresponding effect on comparable Persons operating in the industries and geographic areas in which such Party or any of its affiliates operate; or

(ii)	materially impair the ability of such Party to consummate the transactions contemplated by this Agreement or that would materially impair, delay or impact its ability to perform its obligations under this Agreement,
(hh)	“MI 61-101” means Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions;
(ii)	“Minority Spartan Shareholders” means Spartan Shareholders whose votes may be counted for purposes of obtaining minority approval of the Arrangement Resolution, if required, in accordance with of MI 61-101;
(jj)	“misrepresentation” has the meaning ascribed thereto under the Securities Act;
(kk)	“Money Laundering Laws” has the meaning set forth in Section 4.2(xxx);
(ll)	“Mutual Releases” has the meaning set forth in Section 2.12(a);
(mm)	“NYSE” means the New York Stock Exchange;
(nn)	“Outside Date” has the meaning set forth in Section 5.1(d);
(oo)	“Parties” means Vermilion and Spartan; and “Party” means either one of them;
(pp)	“Permit” means any license, permit, certificate, franchise, consent, order, grant, easement, covenant, approval, classification, registration or other authorization of and from any person, including any Governmental Authority;
(qq)	“Permitted Liens” means:
(i)	the royalty burdens, liens, duties, terms and conditions, adverse claims, penalties, reductions in interest and other encumbrances identified in respect of the Spartan Assets as disclosed in writing to Vermilion on or prior to the date hereof;
(ii)	contracts for the purchase, processing, transportation, storage or operations in respect of the Spartan Assets that are terminable (without penalty) on 31 days’ notice or less;
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(iii)	easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, in existence on the date of this Agreement;
(iv)	the right reserved to or vested in any Governmental Authority by the terms of any lease, or Permit forming part of the Spartan Assets, or by any statutory provision, to terminate any lease, Permit, or to require annual or other periodic payments as a condition of the continuance of them;
(v)	the right of general application reserved to or vested in any Governmental Authority to levy taxes on petroleum and natural gas substances or the revenue from them, and governmental restrictions on production rates or on the operation of any property or otherwise affecting the value of any property;
(vi)	rights reserved to or vested in any Governmental Authority to control or regulate the Spartan Assets in any manner and all Applicable Laws;
(vii)	Liens for Taxes, assessments or governmental charges which are not due;
(viii)	the right reserved or vested in any person to create or incur a Lien that is a mechanics’ lien, builders’ lien or materialmen’s lien in respect of services rendered or goods supplied but only to the extent such lien relates to goods or services for which payment is not due or the validity of which is being contested in good faith by Spartan;
(ix)	the reservations, limitations, provisos and conditions in any original grant from the Crown of any of the lands forming part of the Spartan Leases or interests in them, and statutory exceptions to title;
(x)	Liens incurred, created and granted in the ordinary course of business to a public utility, municipality or Governmental Authority in connection with operations conducted with respect to the Spartan Assets, but only to the extent those liens relate to costs and expenses for which payment is not due; and
(xi)	Liens in respect of or securing bank indebtedness under the Spartan Credit Facility;
(rr)	“person” or “Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;
(ss)	“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule A to this Agreement as amended or supplemented from time to time in accordance with the terms hereof and the Plan of Arrangement or made at the discretion of the Court in the Final Order with the prior consent of the Parties, acting reasonably;
(tt)	“proceedings” has the meaning set forth in Section 4.1(l);
(uu)	“Recipient” has the meaning set forth in Section 4.3;
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(vv)	“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA;
(ww)	“Regulatory Approvals” means:
(i)	the Competition Act Approval;
(ii)	the Vermilion Share Issuance Approval; and
(iii)	such other Permits (including the lapse, without objection, of a prescribed time under any law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) required in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement;
(xx)	“Representatives” has the meaning ascribed in Section 3.4(a);
(yy)	“Returns” shall mean all reports, filings, notices, schedules, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns including any amendments, attachments or appendices and exhibits thereto, made, prepared or filed or required to be filed with a Governmental Authority in connection with, any Taxes;
(zz)	“SEC” means the United States Securities and Exchange Commission;
(aaa)	“Section 3(a)(10) Exemption” as the meaning set forth in Section 2.15;
(bbb)	“Securities Act” means the Securities Act (Alberta);
(ccc)	“Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada;
(ddd)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;
(eee)	“Senior Management” means those Spartan Employees entitled, as of the Effective Time, to Severance Payments as provided in the Spartan Disclosure Letter;
(fff)	“Separation Agreements” means the agreements between Spartan and the Senior Management as described in Section 2.12(a);
(ggg)	“Severance Payments” has the meaning set forth in Section 2.12(a);
(hhh)	“Spartan Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of Spartan and its subsidiaries and, for greater certainty, includes the Spartan Leases and the Spartan Interests;
(iii)	“Spartan Board” means the board of directors of Spartan;
(jjj)	“Spartan Capital Budget” means Spartan’s forecast for capital expenditures as disclosed in the Spartan Disclosure Letter;
(kkk)	“Spartan Confidentiality Agreement” means the confidentiality agreement dated February 1, 2018 between Vermilion and Spartan with Spartan as the disclosing party thereunder;
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(lll)	“Spartan Credit Facility” means the credit facility of Spartan with a syndicate of chartered banks;
(mmm)	“Spartan Damages Fee” has the meaning ascribed in Section 6.2;
(nnn)	“Spartan Disclosure Letter” means the letter of Spartan addressed to Vermilion dated the date of this Agreement providing disclosure of certain information;
(ooo)	“Spartan Employee Plan” means all plans with respect to Spartan Employees or former Spartan Employees to which Spartan is a party to or bound by or to which Spartan has an obligation to contribute relating to retirement savings, pensions, bonuses, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan.
(ppp)	“Spartan Employees” means all employees of Spartan and its subsidiaries, including Senior Management;
(qqq)	“Spartan Financial Advisor” means TD Securities Inc., financial advisor to Spartan;
(rrr)	“Spartan Financial Advisor Costs” means all financial and strategic advisory fees and expenses incurred by Spartan in connection with the transactions contemplated by this Agreement, including but not limited to the fees and expenses of the Spartan Financial Advisor, all of which fees and expenses are fully disclosed in the Spartan Disclosure Letter;
(sss)	“Spartan Financial Statements” means the audited consolidated financial statements of Spartan as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditor’s report thereon;
(ttt)	“Spartan Information” means the information describing Spartan and its business, operations and affairs included or incorporated by reference in the Circular;
(uuu)	“Spartan Interests” means the right of Spartan and its subsidiaries in and to the Spartan Leases, any and all reservations, Permits, licences, unit agreements, assignments, trust declarations, operating agreements, royalty agreements, gross overriding royalty agreements, agreements for the construction, ownership and operation of facilities, contract operating agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements and any other documents and agreements granting, reserving or otherwise conferring rights to: (i) explore for, drill for, produce, take, use or market petroleum substances; (ii) share in the production of petroleum substances; (iii) share in the proceeds from, or measured or calculated by reference to the value or quantity of, petroleum substances which are produced; and (iv) acquire any of the rights described in items (i) to (iii) of this definition; together with all related tangibles and miscellaneous interests; including interests and rights known as working interests, leasehold interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and fee simple interests, including fractional or undivided interests in any of the foregoing;
(vvv)	“Spartan Leases” means Spartan’s leases, Permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, by virtue of which Spartan is entitled to drill for, win, take, own or remove the petroleum substances, or by virtue of which the holder thereof is deemed to be entitled to a share of petroleum substances removed from the lands, and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor;
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(www)	“Spartan Meeting” means the special meeting of Spartan Shareholders to consider, among other things, the Arrangement Resolution and related matters, and any adjournments thereof;
(xxx)	“Spartan Option Plan” means the amended and restated stock option plan of Spartan;
(yyy)	“Spartan Options” means options issued under the Spartan Option Plan;
(zzz)	“Spartan Public Record” means all information filed by or on behalf of Spartan with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws after January 1, 2018 and prior to the date hereof which is available for public viewing on the SEDAR website under Spartan’s profile at www.sedar.com;
(aaaa)	“Spartan Reserves Reports” means the independent engineering evaluation of Spartan’s oil, natural gas liquids and natural gas interests prepared by Sproule effective December 31, 2017;
(bbbb)	“Spartan RSU Plan” means the restricted share unit plan of Spartan;
(cccc)	“Spartan RSUs” means restricted share units issued under the Spartan RSU Plan;
(dddd)	“Spartan Shareholders” means the holders from time to time of Spartan Shares;
(eeee)	“Spartan Shares” means common shares in the capital of Spartan;
(ffff)	“Spartan Support Agreements” means the agreements between Vermilion and the Spartan Support Shareholders, pursuant to which the Spartan Support Shareholders have agreed to vote the Spartan Shares beneficially owned or controlled or subsequently acquired by the Spartan Support Shareholders in favour of the Arrangement Resolution and to otherwise support the Arrangement;
(gggg)	“Spartan Support Shareholders” means all of the directors and senior officers of Spartan;
(hhhh)	“Spartan Transaction Costs” means all costs and expenses incurred by Spartan in connection with the transactions contemplated by this Agreement, including the Spartan Meeting, including all contract termination costs, “run off” directors’ and officers’ liability insurance costs, legal, accounting, audit, engineering, financial advisory, printing, fees to obtain required regulatory approvals and consents and all other administrative or professional fees, costs and expenses of third parties incurred by Spartan, but specifically excluding any payments made by Spartan pursuant to the Severance Payments and the Spartan Financial Advisor Costs, all of which costs and expenses are fully disclosed in the Spartan Disclosure Letter;
(iiii)	“Spartan Warrants” means warrants to purchase Spartan Shares;
(jjjj)	“Sproule” means Sproule Associates Ltd., independent petroleum consultants, Calgary, Alberta;
(kkkk)	“subsidiary” means, with respect to a specified entity, any:
(i)	body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified entity or indirectly by or for the benefit of such specified entity;
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(ii)	entity which is not a body corporate, of which more than 50% of the voting or equity interests of such entity (including, for a partnership other than a limited partnership, the voting or equity interests in such partnership) are owned, directly or indirectly, by such specified entity or indirectly by or for the benefit of such specified entity and, in the case of a limited partnership, of which such specified entity, or a subsidiary of such specified entity, is a general partner; and
(iii)	issuer that would constitute a subsidiary as defined in the Securities Act;
(llll)	“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made after the date of this Agreement and prior to the date upon which the Arrangement Resolution is approved by Spartan Shareholders:
(i)	that did not result from a breach of any agreement between the Person making such Acquisition Proposal and Spartan of Section 3.4;
(ii)	that involves the direct or indirect acquisition of (or, in the case of a take-over bid, an offer for) all the voting or equity securities of Spartan (in terms of number of shares or voting power) or all or substantially all of the consolidated assets of Spartan and its subsidiaries, taken as a whole, and, for greater certainty and solely for purposes of this definition of “Superior Proposal”, all references to “20%” in the definition of “Acquisition Proposal” shall instead be construed to refer to “100%”;
(iii)	is not subject to any financing condition and that the funds or other consideration necessary for the consummation of the Acquisition Proposal have been demonstrated to be available to the satisfaction of the Spartan Board, acting in good faith;
(iv)	is not subject to a due diligence and/or access condition;
(v)	that the Spartan Board has determined in good faith is reasonably capable of completion within a time frame that is reasonable in the circumstances taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and
(vi)	in respect of which the Spartan Board determines in good faith (after receipt of advice from the Spartan Financial Advisor and outside legal counsel) that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Spartan Shareholders, from a financial point of view, than the Arrangement, including any adjustment to the terms and conditions of the Arrangement proposed by Vermilion pursuant to Section 3.4(e) of this Agreement, and that, after receiving advice (as reflected in minutes of the Spartan Board) from outside counsel, failure to accept, approve, recommend or enter into a definitive agreement to implement such Acquisition Proposal would be inconsistent with its fiduciary duties under Applicable Laws;
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(mmmm)	“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, alternative minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada and other Governmental Authority pension plan and workers compensation premiums or contributions including any interest, fines or penalties for failure to withhold, collect or remit any tax and any liability for such taxes imposed by law with respect to any other person arising pursuant to any tax sharing, indemnification or other agreements or any liability for taxes of any predecessor or transferor entity and whether disputed or not;
(nnnn)	“Tax Act” means the Income Tax Act (Canada);
(oooo)	“Terminating Party” has the meaning set forth in Section 5.4(b);
(pppp)	“Termination Notice” has the meaning set forth in Section 5.4(b);
(qqqq)	“Third Party Beneficiaries” has the meaning ascribed in Section 10.7;
(rrrr)	“Transferred Information” has the meaning set forth in Section 4.3;
(ssss)	“TSX” means the Toronto Stock Exchange;
(tttt)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;
(uuuu)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;
(vvvv)	“U.S. Securities Act” means the United States Securities Act of 1933;
(wwww)	“U.S. Securities Authorities” means, collectively, the SEC and similar securities regulatory authorities in each of the U.S. states;
(xxxx)	“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;
(yyyy)	“Vermilion Board” means the board of directors of Vermilion;
(zzzz)	“Vermilion Confidentiality Agreement” means the confidentiality agreement dated April 13, 2018 between Vermilion and Spartan with Vermilion as the disclosing party thereunder;
(aaaaa)	“Vermilion Damages Fee” has the meaning ascribed in Section 6.1;
(bbbbb)	“Vermilion Disclosure Letter” means the letter of Vermilion addressed to Spartan dated the date of this Agreement providing disclosure of certain information;
(ccccc)	“Vermilion Financial Statements” means the audited consolidated financial statements of Vermilion as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditor’s report thereon;
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(ddddd)	“Vermilion Information” means the information describing Vermilion and its business, operations and affairs specifically provided by Vermilion to Spartan for inclusion in the Circular;
(eeeee)	“Vermilion Public Record” means all information filed by or on behalf of Vermilion with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws after January 1, 2018 and prior to the date hereof which is available for public viewing: (i) on EDGAR; or (ii) on the SEDAR website under Vermilion’s profile at www.sedar.com;
(fffff)	“Vermilion Reserves Report” means the independent engineering evaluation of Vermilion’s oil, natural gas liquids and natural gas interests prepared by GLJ effective December 31, 2017;
(ggggg)	“Vermilion Share Issuance Approval” means the conditional approval of the TSX and the NYSE for the listing of the Vermilion Shares issuable in connection with the Arrangement, subject only to customary conditions reasonably expected to be satisfied;
(hhhhh)	“Vermilion Shares” means the common shares in the capital of Vermilion;
(iiiii)	“Warrant Exercise Agreement” means the separate conditional warrant exercise agreements to be entered into between Spartan and each holder of Spartan Warrants, in a form satisfactory to Vermilion and Spartan, each acting reasonably, pursuant to which each such holder has agreed to exercise such Spartan Warrants in accordance with the provisions of Section 2.11(b); and
(jjjjj)	“Wilful Breach” means a breach of this Agreement that is a consequence of: (i) a fraudulent act; or (ii) an act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.
1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa and words importing the use of any gender include all genders.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Entire Agreement

This Agreement and the Confidentiality Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. For greater certainty, the Spartan Support Agreements and the Separation Agreements with Senior Management are separate agreements between the parties thereto and are unaffected by this Section 1.5.

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1.6	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with IFRS, such reference will be deemed to be to the IFRS, as applicable, from time to time approved by the Canadian Accounting Standards Board or any successor institute, and applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.8	Disclosure in Writing

Reference to “disclosure in writing” or similar references herein shall mean actually disclosed in writing (i) by Spartan to Vermilion or its Representatives in the Spartan Disclosure Letter or (ii) by Vermilion to Spartan or its Representatives in the Vermilion Disclosure Letter, as applicable.

1.9	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.10	Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

1.11	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge (having made due inquiry) of Anthony Marino, President and Chief Executive Officer, Lars Glemser, Vice President and Chief Financial Officer, and Michael Kaluza, Executive Vice President and Chief Operating Officer in respect of Vermilion and Richard McHardy, President and Chief Executive Officer, Adam McDonald, Chief Financial Officer, and Albert Stark, Senior Vice President, Operations in respect of Spartan and in each case in their capacities as officers of Vermilion or Spartan, as applicable, and not in their personal capacities and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.12	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in negotiating, drafting and settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

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1.13	Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

Schedule A - Plan of Arrangement

Schedule B - Arrangement Resolution

Article 2
THE ARRANGEMENT AND MEETINGS

2.1	Plan of Arrangement

The Parties agree that the Arrangement, pursuant to which, among other things, Spartan Shareholders shall receive, for each Spartan Share held, 0.1476 of a Vermilion Share, shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order, Final Order, etc.
(a)	Spartan shall by April 30, 2018 or as soon thereafter as reasonably practicable and, in any event, by no later than May 16, 2018, apply to the Court, in a manner reasonably acceptable to Vermilion, for the Interim Order and thereafter diligently seek the Interim Order and, upon receipt thereof, Spartan shall forthwith carry out the terms of the Interim Order to the extent applicable to it. The Interim Order shall provide, among other things:
(i)	for the calling and holding of the Spartan Meeting, including the record date for determining the persons to whom notice is to be provided in respect of the Arrangement and the Spartan Meeting and for the manner in which such notice is to be provided;
(ii)	that the Spartan Shareholders shall be entitled to vote with respect to the Arrangement Resolution, with each Spartan Shareholder being entitled to one vote for each Spartan Share held;
(iii)	that, subject to the approval of the Court, the requisite majority for the approval of the Arrangement Resolution shall be (A) at least two-thirds of the votes cast by the Spartan Shareholders present in person or represented by proxy at the Spartan Meeting and (B) if required, a majority of the votes cast by Minority Spartan Shareholders present in person or represented by proxy at the Spartan Meeting;
(iv)	that in all other respects, the terms, restrictions and conditions of Spartan’s articles and by-laws, including quorum requirements and all other matters shall apply in respect of the Spartan Meeting;
(v)	for the grant of Dissent Rights in the manner contemplated in the Plan of Arrangement and the Interim Order;
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(vi)	that the Spartan Meeting may be adjourned or postponed from time to time by Spartan in accordance with this Agreement or the Interim Order or with the consent of Vermilion without need for additional approval of the Court;
(vii)	that the record date for determining Spartan Shareholders entitled to notice of and to vote at the Spartan Meeting will not change in respect of any adjournment or postponement of the Spartan Meeting; and
(viii)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

Vermilion will use its reasonable commercial efforts to assist Spartan in obtaining the Interim Order. Spartan will forthwith carry out the terms of the Interim Order applicable to it;

(b)	Provided all necessary approvals for the Arrangement Resolution are obtained from the Spartan Shareholders, Spartan shall, as soon as reasonably practicable following the Spartan Meeting, submit the Arrangement to the Court and apply for the Final Order by no later than three (3) Business Days after the Arrangement Resolution is approved at the Spartan Meeting or such later date as may be agreed to by Vermilion. Vermilion will use its reasonable commercial efforts to assist Spartan in obtaining the Final Order. Spartan will forthwith carry out the terms of the Final Order applicable to it;
(c)	Forthwith following the issuance of the Final Order and subject to the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) set forth in Article 5, Spartan shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality.
2.3	Circular and Meetings
(a)	As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws:
(i)	Vermilion shall furnish Spartan with the Vermilion Information as reasonably required in a timely manner; and
(ii)	Spartan shall: (i) prepare the Circular and cause the Circular to be mailed to the Spartan Shareholders and filed with applicable Securities Authorities, other regulatory authorities and other Governmental Authorities in all jurisdictions where the same is required to be mailed and filed by so as to permit the Spartan Meeting to be held on May 25, 2018 or as soon thereafter as reasonable practicable and, in any event, by no later than June 18, 2018; and (ii) call, give notice of and convene the Spartan Meeting on May 25, 2018 or as soon thereafter as reasonable practicable and, in any event, by no later than June 18, 2018 and, unless as otherwise agreed in writing between the Parties, shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) or fail to call the Spartan Meeting without the prior written consent of Vermilion, except for adjournments or postponements:
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(A)	as required for quorum purposes (in which case the Spartan Meeting shall be adjourned) or by Applicable Law or by a Governmental Authority;
(B)	as required under Section 3.4(h) or 5.4(b);
(C)	upon request of Vermilion (which request can only be made if Vermilion reasonably believes that the Arrangement Resolution will not receive the level of approval required by the Interim Order in order to become effective and advises Spartan that Vermilion wishes to undertake measures intended to facilitate approval of the Arrangement Resolution); provided that the Spartan Meeting so adjourned or postponed shall be held not later than 30 days after the date on which the Spartan Meeting was originally scheduled and, in any event, by no later than the Outside Date.

and Spartan shall include in the Circular the fairness opinion contemplated by Section 2.6 and shall disclose in the Circular that the Spartan Support Shareholders have entered into support agreements with Vermilion pursuant to which they have agreed to vote their respective Spartan Shares in favour of the Arrangement Resolution and to otherwise support the Arrangement;

(b)	Each Party shall ensure that the information provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.
(c)	Spartan shall provide Vermilion and its representatives with a reasonable opportunity to review and comment on the Circular and any other relevant documentation and reasonable consideration shall be given to any comments made by Vermilion, provided that all Vermilion Information included in the Circular shall be in form and content satisfactory to Vermilion, acting reasonably, and provided that the Circular shall comply in all respects with Applicable Laws. Spartan shall provide Vermilion with a final copy of the Circular prior to mailing to the Spartan Shareholders.
(d)	Spartan shall instruct its registrar and transfer agent to advise Vermilion as Vermilion may reasonably request, and at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Spartan Meeting, as to the aggregate tally of the proxies received by Spartan in respect of the Arrangement Resolution.
(e)	Spartan shall use all commercially reasonable efforts to secure the approval of the Arrangement Resolution by Spartan Shareholders and solicit proxies for the approval of the Arrangement Resolution in accordance with Applicable Laws, including, if so requested by Vermilion, in its sole discretion and at its own expense: (i) using dealer and proxy solicitation services; and (ii) cooperating with any Persons engaged by Vermilion to solicit proxies in favour of the Arrangement Resolution.
(f)	Spartan shall provide notice to Vermilion of the Spartan Meeting and allow Vermilion’s representatives to attend such meeting.
(g)	Spartan shall conduct the Spartan Meeting in accordance with the constating documents of Spartan, the Interim Order and as otherwise required by Applicable Laws;
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2.4	General

Spartan shall provide Vermilion and its counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed by Spartan with the Court in connection with the Arrangement and any supplement or amendment thereto and provide counsel to Vermilion on a timely basis with copies of any notice of appearance and evidence served on Spartan or its counsel in respect of the application for the Interim Order and/or the Final Order or any appeal therefrom and of any notice (written or oral) received by Spartan indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.5	Spartan Board Recommendation

Based upon, among other things, the opinion of the Spartan Financial Advisor, the Spartan Board has unanimously determined that the Arrangement is in the best interests of Spartan, that the consideration to be received by the Spartan Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Spartan Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and has unanimously resolved to recommend Spartan Shareholders vote in favour of the Arrangement Resolution. Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included in the Circular.

2.6	Spartan Fairness Opinion

The Spartan Board has obtained an opinion from the Spartan Financial Advisor to the effect that the consideration to be received by the Spartan Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Spartan Shareholders and has been advised by the Spartan Financial Advisor that the Spartan Financial Advisor will provide a written opinion to that effect for inclusion in the Circular, and Spartan shall include a copy of such opinion in the Circular. The opinion of the Spartan Financial Advisor has not been withdrawn, amended, modified or rescinded.

2.7	Regulatory Matters
(a)	The Parties shall co-operate in the preparation of any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by any of the Parties to be necessary to discharge its respective obligations or otherwise advisable under Applicable Laws in connection with the Arrangement and this Agreement as promptly as practicable hereafter.
(b)	Each Party shall promptly notify the other Party if at any time before the Effective Time it becomes aware that the Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval, any circular or other filing under Applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made, or of information that otherwise requires an amendment or supplement to the Circular, such application, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required, including the distribution and filing of such amendment or supplement by the Parties.
(c)	Each Party will promptly inform the other Party of any requests or comments made by Securities Authorities in connection with the Circular. Each of the Parties will cooperate with the other and shall diligently do all such acts and things as may be necessary in the manner contemplated in the context of the preparation of the Circular and use its reasonable commercial efforts to resolve all requests or comments made by Securities Authorities with respect to the Circular and any other required filings under Applicable Laws as promptly as practicable after receipt thereof.
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2.8	Closing

The closing of the transactions contemplated hereby and by the Arrangement will take place at the offices of McCarthy Tétrault LLP, in Calgary, Alberta on the Effective Date.

2.9	Effective Date

No later than the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article 5, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Spartan with the Registrar. The Arrangement shall become effective at the Effective Time on the Effective Date. The proof of filing of the Articles of Arrangement issued by the Registrar shall be conclusive evidence that the Arrangement has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about May 25, 2018 or as soon thereafter as reasonably practicable and, in any event, by no later than the Outside Date.

2.10	Public Communications

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by Applicable Law to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will use reasonable commercial efforts to consult with the other Party as to the wording of such disclosure prior to its being made. The Parties consent to this Agreement being filed on SEDAR.

2.11	Treatment of Spartan Warrants, Spartan Options and Spartan RSUs
(a)	The particulars of the Spartan Warrants, Spartan Options and Spartan RSUs as at the date hereof are fully disclosed in the Spartan Disclosure Letter.
(b)	The Spartan Board shall approve, and Spartan shall use all commercially reasonable efforts to obtain, Warrant Exercise Agreements providing for the exercise of all outstanding Spartan Warrants effective immediately before the Effective Time and conditional upon the subsequent consummation of the Arrangement.
(c)	The Parties acknowledge and agree that pursuant to the Spartan Option Plan, all vested and unvested Spartan Options will be exercisable by the holders thereof after the Effective Time for 0.1476 of a Vermilion Share per Spartan Option in accordance with the agreements for such Spartan Options and the Spartan Option Plan and any Spartan Options not exercised prior to the date that is 30 days following the Effective Date will be deemed to have been cancelled and will be of no further force or effect as of the Effective Date.
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(d)	The Parties acknowledge and agree that pursuant to the Spartan RSU Plan, all vested and unvested Spartan RSUs will be redeemed for Spartan Shares immediately prior to the Effective Time.
2.12	Senior Management and Resignation of Directors of Spartan
(a)	The Parties acknowledge and agree that the members of Senior Management and Spartan have entered into the Separation Agreements pursuant to which, among other things: (i) the employment of Senior Management will cease at the Effective Time; and (ii) severance, termination pay, vacation pay, change of control payments and all other obligations of Spartan to Senior Management (the “Severance Payments”), the particulars of which have been set forth in the Spartan Disclosure Letter, shall be paid in full by Spartan concurrently with the Effective Time subject to and concurrent with the execution of a mutual release (a “Mutual Release”) in the form attached therein.
(b)	At the Effective Time, Spartan Employees shall no longer be entitled to participate in the Spartan Option Plan or Spartan RSU Plan, which, for greater certainty will be terminated by Spartan and cease to exist at the Effective Time.
(c)	Spartan shall obtain and deliver to Vermilion at the Effective Time evidence reasonably satisfactory to Vermilion of the resignations effective as of the Effective Time of all of the directors of Spartan requested by Vermilion. Such resignations shall be received in consideration for Vermilion and Spartan executing the Mutual Releases, which Mutual Releases shall contain exceptions for amounts or obligations owing to such directors for directors’ fees, payments in respect of Spartan Options and Spartan RSUs, other payments due pursuant to the Arrangement as an Spartan Shareholder, or pursuant to indemnity or directors’ and officers’ insurance arrangements.
2.13	Indemnities and Directors’ and Officers’ Insurance
(a)	Vermilion agrees that Vermilion, Spartan and its successors shall fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of Spartan pursuant to the provisions of the constating documents of Spartan, applicable corporate legislation and any written indemnity agreements which have been entered into between Spartan and its officers and directors effective on or prior to the date hereof; and
(b)	Prior to the Effective Date, Spartan shall be entitled to secure “run off” directors’ and officers’ liability insurance for its officers and directors covering claims made prior to or within six (6) years after the Effective Date and Vermilion agrees to not take or permit any action to be taken by or on behalf of Spartan to terminate or adversely affect such directors’ and officers’ insurance.
2.14	Tax Withholdings

Vermilion shall be entitled to deduct and withhold from any consideration otherwise payable to any Spartan Shareholder, and, for greater certainty, from any amount payable to an Spartan Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, under the Plan of Arrangement, such amounts as Vermilion is required to deduct and withhold from such consideration in accordance with applicable Tax laws and administrative policy of the Canada Revenue Agency. Any such amounts will be deducted and withheld from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the Spartan Shareholder, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. In connection with any amount required to be withheld pursuant to the Plan of Arrangement, Vermilion may direct the Depositary to withhold such number of Vermilion Shares that may otherwise be paid to such Spartan Shareholder under the Plan of Arrangement and to sell such shares on the NYSE or the TSX for cash proceeds to be used for such withholding.

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2.15	U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement (both procedurally and substantively) at a hearing at which Spartan Shareholders have a right to appear and grants the Final Order, the issuance of the Vermilion Shares issuable to Spartan Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.15.

In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement shall be carried out on the following basis:

(a)	the Vermilion Shares shall not be offered for cash;
(b)	the Arrangement shall be subject to the approval of the Court;
(c)	the Court shall be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;
(d)	the Final Order shall state that the Plan of Arrangement is fair and reasonable and is approved by the Court as well as the following or substantially similar language: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act regarding the distribution of securities of Vermilion pursuant to the Plan of Arrangement”;
(e)	the Parties shall ensure that each Person entitled to receive Vermilion Shares on completion of the Arrangement shall be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right;
(f)	each Person to whom Vermilion Shares shall be issued pursuant to the Arrangement shall be advised that such Vermilion Shares have not been registered under the U.S. Securities Act and shall be issued by Vermilion in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act and, in the case of Persons who are as of (or within 90 days of) the Effective Time affiliates (within the meaning of U.S. Securities Laws) of Vermilion, shall be subject to certain restrictions on resale under the U.S. Securities Laws, including Rule 144 under the U.S. Securities Act; and
(g)	the Interim Order shall permit each Person to whom Vermilion Shares shall be issued pursuant to the Arrangement to appear before the Court at the Final Order hearing so long as such Person serves and files a notice of appearance within the required time set out in the Interim Order.
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Article 3
COVENANTS

3.1	Covenants of Vermilion

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, except with the prior written consent of Spartan, and except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws:

(a)	Vermilion shall not directly or indirectly do or permit to occur any of the following:
(i)	amend its constating documents;
(ii)	split, combine or reclassify any of its securities unless the Arrangement is amended upon the same terms and conditions;
(iii)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or reorganization of Vermilion;
(iv)	take any action, refrain from taking any action, permit any action to be taken or not taken by it or any of its subsidiaries, inconsistent with this Agreement, which might, directly or indirectly, interfere with or adversely affect the consummation of the Arrangement; or
(v)	enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;
(b)	Vermilion shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by Vermilion or on behalf of its subsidiaries in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;
(c)	Vermilion shall promptly notify Spartan in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Vermilion threatened, financial or otherwise) in its or its subsidiaries’ business, operations, affairs, assets, capitalization, financial condition, Permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Vermilion or on behalf of its subsidiaries by Vermilion in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Vermilion shall in good faith discuss with Spartan any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Vermilion threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Spartan pursuant to this provision.
(d)	Vermilion will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.3 as soon as reasonably practicable, to the extent the satisfaction of the same is within the control of Vermilion;
(e)	Vermilion shall ensure that it has available funds to make, within the time periods contemplated herein, the payment of the amount which may be required by Section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;
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(f)	Vermilion shall cooperate with Spartan in the preparation of the Circular and provide to Spartan, in a timely and expeditious manner, the Vermilion Information for inclusion in the Circular and any amendments or supplements thereto, in each case complying in all material respects with all Applicable Laws on the date of issue thereof, and Vermilion shall provide Spartan and its Representatives with a reasonable opportunity to review and comment on the Vermilion Information and any other relevant documentation and reasonable consideration shall be given to any comments made by Spartan;
(g)	Vermilion shall indemnify and save harmless Spartan and the directors, officers and agents of Spartan from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Spartan, or any director, officer or agent thereof, may be subject or which Spartan, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)	any misrepresentation or alleged misrepresentation contained solely in the Vermilion Information included in the Circular;
(ii)	any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation contained solely in the Vermilion Information included in the Circular, which prevents or restricts trading in the Vermilion Shares; or
(iii)	Vermilion not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that Vermilion shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular (other than the Vermilion Information), the negligence of Spartan or the non-compliance by Spartan with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(h)	other than non-substantive communications, Vermilion shall furnish promptly to Spartan or Spartan’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Vermilion from holders of Vermilion securities or Governmental Authorities in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with any Governmental Authority in connection with the transactions contemplated by this Agreement;
(i)	Vermilion shall use its reasonable commercial efforts to obtain all necessary consents, approvals, authorizations and filings as are required to be obtained or made by Vermilion under any Applicable Laws and to satisfy any condition provided for under this Agreement; and
(j)	Vermilion will use its reasonable commercial efforts to obtain the Vermilion Share Issuance Approval.
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3.2	Covenants of Spartan

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, except with the prior written consent of Vermilion, and except as otherwise expressly permitted or specifically contemplated by this Agreement, the Spartan Disclosure Letter or as required by Applicable Laws:

(a)	Spartan shall conduct its business and Spartan shall cause the business of its subsidiaries to be conducted only in the usual and ordinary course of business consistent with past practice (for greater certainty, where it or its subsidiary is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and Spartan shall:
(i)	keep Vermilion apprised of all material developments in the ongoing business and affairs of Spartan and its subsidiaries;
(ii)	pay or cause to be paid all costs and expenses relating to the Spartan Assets which become due; and
(iii)	perform and comply in all material respects with its obligations related to the Spartan Assets;
(b)	none of Spartan nor any of its subsidiaries shall, directly or indirectly, do or permit to occur any of the following:
(i)	amend its constating documents;
(ii)	other than in connection with the Arrangement, declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the outstanding Spartan Shares;
(iii)	issue (other than pursuant to Spartan Warrants, Spartan Options or Spartan RSUs), grant, sell or pledge or agree to issue, grant, sell or pledge any Spartan Shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Spartan Shares;
(iv)	redeem, purchase or otherwise acquire any of the outstanding Spartan Shares or other securities, including under any normal course issuer bid;
(v)	split, combine or reclassify any of its securities;
(vi)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Spartan or any of its subsidiaries;
(vii)	pursue, complete or agree to complete any corporate acquisition or disposition, amalgamation, merger, arrangement, make any investment therein either by purchase of shares or securities, contributions of capital or property transfer or make any material change to the business, capital or affairs of Spartan or any of its subsidiaries;
(viii)	reduce the stated capital of Spartan or any of its subsidiaries or any of its outstanding Spartan Shares;
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(ix)	pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice;
(x)	take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement;
(xi)	enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; or
(xii)	make any changes to its existing accounting policies other than as required by Applicable Laws or IFRS;
(c)	none of Spartan nor any of its subsidiaries shall, directly or indirectly, except for expenditures considered necessary by Spartan, acting reasonably, to preserve or protect the health or safety of individuals or to preserve or protect the property or the Environment and except in relation to such capital expenditures agreed to by the Parties prior to the date hereof (as noted by reference to Section 3.2 in the Spartan Disclosure Letter and the Spartan Capital Budget):
(i)	sell, pledge, dispose of or encumber any assets, other than production in the ordinary course of business or as disclosed in the Spartan Disclosure Letter;
(ii)	expend or commit to expend any amount with respect to any capital expenditures, including Crown lease purchases and freehold lease acquisitions, having an individual cost in excess of $250,000 or an aggregate cost in excess of $2,000,000 or unless agreed to by the Parties (as noted by reference to Section 3.2 in the Spartan Disclosure Letter and the Spartan Capital Budget);
(iii)	acquire any material assets except for such assets agreed to by the Parties prior to the date hereof (as noted by reference to Section 3.2 in the Spartan Disclosure Letter and the Spartan Capital Budget);
(iv)	incur any amount of indebtedness which would result in aggregate consolidated indebtedness of Spartan in excess of $199.4 million for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other person, or make any loans or advances, except:
(A)	in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the transactions contemplated hereunder;
(B)	the amounts contemplated in relation to the payment of Spartan Transaction Costs;
(C)	the amounts contemplated in relation to the payment of the Spartan Financial Advisor Costs;
(D)	the amounts required to secure any “run off” directors’ and officers’ liability insurance in the manner contemplated by Section 2.13(b);
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(E)	in relation to such capital expenditures agreed to by the Parties prior to the date hereof (as noted by reference to Section 3.2 in the Spartan Disclosure Letter and the Spartan Capital Budget); or
(F)	as otherwise contemplated in this Agreement or in respect of the Arrangement provided that all such amounts are consistent with amounts as noted by reference to Section 3.2 in the Spartan Disclosure Letter;
(v)	authorize, recommend or propose any release or relinquishment or any material contract right;
(vi)	waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document;
(vii)	abandon or fail to diligently pursue any application for any material leases or Permits or take any action or, fail to take any action, that could lead to termination of any leases or Permits;
(viii)	enter into or terminate any hedges, swaps or other financial instruments or like transactions;
(ix)	enter into any agreement or understanding with regards to any lease for real property;
(x)	enter into any non-arm’s length transactions including with any directors or any officers, directors, employees or consultants of Spartan, except as expressly contemplated in this Agreement;
(xi)	enter into any agreements for the sale of production having a term of more than 30 days;
(xii)	enter into any consulting or contract operating agreement that cannot be terminated on 30 days’ or less notice without penalty or farm-in agreement;
(xiii)	authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;
(d)	other than as set forth in the Spartan Disclosure Letter or is necessary to comply with Applicable Laws, the Spartan Option Plan or the Spartan RSU Plan, neither Spartan nor any of its subsidiaries shall:
(i)	hire or retain, or terminate the services of any executive officer, director, employee or consultant;
(ii)	increase the compensation or benefits in any form of any executive officer, director, employee or consultant, including the award of bonuses;
(iii)	take any action with respect to the amendment of the Separation Agreements or any “change of control”, separation payments, severance or termination pay policies or arrangements for any executive officers, employees or directors;
(iv)	amend the Spartan Option Plan or the Spartan RSU Plan;
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(v)	grant any advance or any loan to any officer, employee or director or any other party; or
(vi)	except in connection with the renewal of directors’ and officers’ liability insurance in accordance with Section 2.13(b), adopt or amend or make any contribution to any Spartan Employee Plan, or any employee benefit, profit sharing, deferred compensation, insurance or other similar plan, agreement, fund or arrangement for the benefit of officers or directors;
(e)	Spartan will promptly provide to Vermilion, prior to filing or issuance of the same, any proposed news release or material change report, subject to Spartan’s obligations under Applicable Laws to make continuous and timely disclosure of material information, and Vermilion agrees to keep such information confidential until it is filed as part of the Spartan Public Record;
(f)	Spartan shall cause its current insurance (or re-insurance) policies or those policies of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date and Spartan shall consult with Vermilion with respect to all such matters prior to taking any action in respect thereof;
(g)	Spartan shall withhold from any payment made to any of its present or former directors in respect of any payments contemplated by this Agreement including, without limitation, in connection with the Spartan Options or Spartan RSUs, all amounts required by law or administrative practice to be withheld by it on account of Taxes and other source deductions;
(h)	subject to Section 3.4 hereof, Spartan shall not take any action, refrain from taking any action, permit any action to be taken or not taken by it or any of its subsidiaries, inconsistent with this Agreement, which would affect the consummation of the Arrangement, or that would render, or may reasonably be expected to render, any representation or warranty made by Spartan or by Spartan on behalf of its subsidiaries in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;
(i)	Spartan shall promptly notify Vermilion in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Spartan threatened, financial or otherwise) in its or its subsidiaries’ business, operations, affairs, assets, capitalization, financial condition, Permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Spartan or by Spartan on behalf of its subsidiaries in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Spartan shall in good faith discuss with Vermilion any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Spartan threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Vermilion pursuant to this provision;
(j)	Spartan shall not incur any amounts in respect of Spartan Transaction Costs which would cause the Spartan Transaction Costs to exceed, in the aggregate, $1,342,500, and thereafter any further amounts in respect of the Spartan Transaction Costs, in each case, without receiving the advance written consent of Vermilion, acting reasonably;
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(k)	Spartan will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as practicable, to the extent the satisfaction of the same is within the control of Spartan;
(l)	Spartan shall ensure that it has available funds to make, within the time periods contemplated herein, the payment of the amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;
(m)	Spartan shall use its reasonable commercial efforts to obtain all necessary consents, approvals, authorizations and filings as are required to be obtained or made by Spartan under any Applicable Laws and to satisfy any condition provided for under this Agreement;
(n)	Spartan will use its reasonable commercial efforts to maintain the listing of the Spartan Shares on the TSX;
(o)	Spartan shall use its reasonable commercial efforts to continue to maintain its status as a “reporting issuer” (or similar designation) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer as of the date of this Agreement;
(p)	Spartan shall indemnify and save harmless Vermilion and the directors, officers and agents of Vermilion from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Vermilion, or any director, officer or agent thereof, may be subject or which Vermilion, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)	any misrepresentation or alleged misrepresentation by Spartan in the Circular;
(ii)	any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by Spartan in the Circular, which prevents or restricts trading in the Spartan Shares; or
(iii)	Spartan not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that Spartan shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular based solely on the Vermilion Information included in the Circular, the negligence of Vermilion or the non-compliance by Vermilion with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(q)	except for proxies and other non-substantive communications with the holders of Spartan securities, and communications that Spartan is required to keep confidential pursuant to Applicable Laws, Spartan shall furnish promptly to Vermilion or Vermilion’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Spartan from holders of Spartan securities or Governmental Authorities in connection with: (i) the Arrangement; (ii) the Spartan Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated by this Agreement;
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(r)	Spartan will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;
(s)	Spartan shall, on an as received basis, promptly advise Vermilion of the number of Spartan Shares for which Spartan receives notices of dissent or written objections to the Arrangement or notices to appear in connection with the application for the Final Order and provide Vermilion with copies of such notices and written objections; and
(t)	Spartan shall and shall cause its subsidiaries to:
(i)	duly and timely file all Returns required to be filed by it and cause all of its subsidiaries to duly and timely file all Returns required to be filed by such subsidiaries on or after the date hereof but prior to the Effective Time (including, without limitation, all applicable Returns for its most recent financial year end) and ensure that all such Returns are true, complete and correct in all material respects;
(ii)	timely pay all material Taxes that are due and payable prior to the Effective Time (other than those that are being contested in good faith and in respect of which reserves have been provided in the Spartan Financial Statements);
(iii)	not make a request for a Tax ruling or enter into any agreement with any taxing authorities;
(iv)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes;
(v)	not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its Returns for the taxation year ending December 31, 2017 and prior to the date hereof, except as may be required by Applicable Laws;
(vi)	properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of Spartan which are not due or payable prior to the Effective Date;
(vii)	not, directly or indirectly, reduce the amount or amend the characterization of any of its individual categories of Tax attributes, including, without limitation, any of its resource pools or non-capital loss carryforwards; and
(viii)	not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Return, election or designation, without the consent of Vermilion, such consent not to be unreasonably withheld,
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3.3	Mutual Covenants Regarding the Arrangement

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, each Party shall:

(a)	use its reasonable commercial efforts to complete the Arrangement on May 25, 2018 or as soon thereafter as reasonable practicable and, in any event, by no later than the Outside Date;
(b)	use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:
(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;
(ii)	obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated by this Agreement; and
(iii)	upon reasonable consultation with the other party, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement;
(c)	use its reasonable commercial efforts to obtain all necessary waivers, consents and approvals required to be obtained by it in connection with the Arrangement from Governmental Authorities and effect all necessary registrations and filings and the submission of all information requested by Governmental Authorities required to be effected by it in connection with the Arrangement including, without limitation, the Competition Act Approval and the Vermilion Share Issuance Approval;
(d)	cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Spartan Shares from the TSX; provided, however, that such delisting will not be effective until after the Effective Time;
(e)	in connection with the Competition Act Approval:
(i)	Vermilion and Spartan shall as promptly as reasonably practicable duly file with the Competition Bureau, a request for an ARC under Section 102 of the Competition Act and supply the Commissioner with such additional information as the Commissioner may request. Vermilion shall have the primary responsibility for the preparation and submission of a request for an ARC pursuant to Section 102 of the Competition Act. Vermilion and Spartan shall respond as promptly as reasonably practicable under the circumstances to any inquiries received from the Competition Bureau for additional information or documentation and to all inquiries and requests received from the Competition Bureau; and
(ii)	the Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with Section 3.3(b)(i) above, including providing each other with advance copies and reasonable opportunities to comment on all filings made with the Competition Bureau and any additional or supplementary information supplied pursuant thereto in respect of the Competition Act (except for information which Vermilion or Spartan, in each case acting reasonably, consider highly confidential and sensitive which may be provided on a confidential and privileged basis to outside counsel of the other Party), and all notices and correspondence received from the Competition Bureau with respect to any filings under the Competition Act;
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(f)	use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, to maintain ongoing communications as between representatives of the Parties, subject in all cases to the Confidentiality Agreements; and
(g)	use its reasonable commercial efforts to, at least three (3) Business Days prior to the date of the Spartan Meeting, obtain and deliver to Vermilion executed Warrant Exercise Agreements from each holder of Spartan Warrants.
3.4	Spartan’s Covenants Regarding Non-Solicitation
(a)	Spartan shall immediately cease and cause to be terminated all existing solicitations, discussions and negotiations (including, without limitation, through any of its officers, directors, advisors, employees, representatives and agents (collectively, the “Representatives”)), if any, with any third parties other than Vermilion, initiated on or before the date of this Agreement with respect to any actual or potential Acquisition Proposal. Spartan and its subsidiaries shall immediately discontinue, and shall cause its Representatives to discontinue, access to any of their confidential information and not allow or establish access to any of their confidential information, or any data room, virtual or otherwise and shall promptly request the return or destruction of all confidential information regarding Spartan or its subsidiaries provided to any third party in connection with a potential or actual Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honored in accordance with the terms of any confidentiality agreement governing such information. Spartan agrees that neither it nor any of its subsidiaries shall terminate, waive, release, amend, modify or otherwise forbear from the enforcement of, and agrees to take all necessary actions to actively prosecute and enforce, any agreement containing standstill provisions and any provision of any existing confidentiality agreement or any standstill agreement to which it or any of its subsidiaries is a party.
(b)	Except as expressly provided for in this Section 3.4, Spartan shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:
(i)	solicit, initiate, encourage or facilitate any inquiries, proposals or offers, whether publicly or otherwise, regarding an actual or potential Acquisition Proposal;
(ii)	withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in any manner adverse to Vermilion, the approval of the Arrangement by the Spartan Board or the recommendation of the Spartan Board that the Spartan Shareholders vote in favour of the Arrangement Resolution at the Spartan Meeting;
(iii)	encourage or participate in any negotiations or discussions with any other person regarding an actual or potential Acquisition Proposal, or furnish information or provide access to any other person any information with respect to Spartan or its subsidiaries’ securities, business, properties, operations or condition (financial or otherwise) in connection with, or in furtherance of, an actual or potential Acquisition Proposal;
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(iv)	accept, recommend, approve, agree to endorse or publicly propose to accept, recommend, approve, agree to endorse or enter into an agreement to implement any Acquisition Proposal or otherwise take any action that could reasonably be expected to lead to an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof but subject to Section 3.4(d), Spartan and its Representatives may, prior to obtaining the approval of the Arrangement Resolution by Spartan Shareholders at the Spartan Meeting, enter into or participate in any discussions or negotiations with, or furnish information or provide access to, any person in response to an Acquisition Proposal by such person if and only to the extent that:

(v)	such Acquisition Proposal is an unsolicited bona fide written Acquisition Proposal received by Spartan from such person other than as a result from a breach of this Section 3.4 and the Spartan Board has determined, in good faith, after consultation with the Spartan Financial Advisor and outside legal counsel, that such Acquisition Proposal, if completed in accordance with its terms, would constitute a Superior Proposal; and
(vi)	(A) Spartan shall have complied with and continue to be compliance with all other requirements of this Section 3.4 and the Person making the Acquisition Proposal shall not have been restricted from making such Acquisition Proposal pursuant to existing confidentiality, non-disclosure or standstill agreement or similar restriction; (B) the Spartan Board, after consultation with the Spartan Financial Advisor and outside legal counsel, determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under all Applicable Laws; and (C) prior to providing any information or data to such person in connection with such Acquisition Proposal: (1) Spartan notifies Vermilion of the determination by the Spartan Board that such Acquisition Proposal constitutes a Superior Proposal; and (2) the Spartan Board receives from such person an executed confidentiality agreement that contains provisions that are no less favourable to Spartan than those contained in the Spartan Confidentiality Agreement and Vermilion is provided promptly with a copy of such confidentiality agreement (provided that such confidentiality agreement may not grant such Person the exclusive right to negotiate with Spartan and may not restrict Spartan from complying with this Section) and any information that was provided to such person which was not previously provided to Vermilion;
(c)	Spartan shall promptly (and in any event within 24 hours of receipt by Spartan) notify Vermilion, first orally and then in writing, of any proposal, inquiry or offer (or any amendment thereto) constituting an actual or potential Acquisition Proposal, in each case received after the date hereof by Spartan or any of its Representatives, or any amendments to the foregoing, any request for discussions or negotiations, or any request for non-public information relating to Spartan or any of its subsidiaries in connection with any proposal, inquiry, offer (or any amendment thereto) or request that constitutes or could reasonably be expected to constitute or lead to an actual or potential Acquisition Proposal or for access to the properties or facilities, personnel, books or records of Spartan or any of its subsidiaries by any person that informs Spartan or any of its Representative or otherwise indicates that it is considering making, or has made, an Acquisition Proposal and any amendment thereto; and Spartan shall provide to Vermilion a copy of such Acquisition Proposal and shall provide the identity of the person making any such Acquisition Proposal together with such other details of the Acquisition Proposal or request for non-public information as Vermilion may reasonably request. Spartan shall keep Vermilion regularly and promptly informed of the status of and any change to the material terms of any such Acquisition Proposal in writing and shall provide to Vermilion copies of all material or substantive correspondence with respect to such Acquisition Proposal or proposal, inquiry, offer or request if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence.
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(d)	Spartan shall not accept, approve or recommend, nor enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by this Section 3.4), unless:
(i)	the Acquisition Proposal constitutes a Superior Proposal and the Person making the Acquisition Proposal shall not have been restricted from making such Acquisition Proposal pursuant to existing confidentiality, non-disclosure or standstill agreement or similar restriction
(ii)	Spartan has complied with and continues to be in compliance with its obligations in Section 3.4;
(iii)	Spartan has provided Vermilion with (A) notice in writing that the Acquisition Proposal constitutes a Superior Proposal and, in connection therewith, the Spartan Board has made the determinations contemplated in the definition of “Superior Proposal”, (B) all documentation related to and detailing the Superior Proposal (including a copy of any confidentiality and standstill agreement between Spartan and the person making the Superior Proposal, if not previously delivered), as well as all supporting materials, including any financing documents supplied to Spartan of its Representatives in connection therewith, and (C) written notice regarding the value and financial terms that the Spartan Board, in consultation with the Spartan Financial Advisor, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal, in each case, at least four (4) Business Days prior to the time at which the Spartan Board proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal;
(iv)	four (4) Business Days shall have elapsed from the later of the date Vermilion received the notice, documentation and other materials referred to in Section 3.4(d)(iii) from Spartan in respect of the Acquisition Proposal and the date on which Vermilion received notice of Spartan’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and, if Vermilion has proposed to amend the terms of the transactions contemplated in this Agreement and the Arrangement in accordance with Section 3.4(e), the Spartan Board (after receiving advice from the Spartan Financial Advisor and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of this Agreement and the Arrangement proposed by Vermilion
(v)	Spartan concurrently terminates this Agreement pursuant to Section 8.1(d)(ii);
(vi)	Spartan concurrently will have delivered to Vermilion written confirmation that Spartan or the Spartan Board has accepted, approved or recommended, or entered into such agreement relating to, the Acquisition Proposal; and
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(vii)	Spartan has previously paid, or concurrently pays, to Vermilion the Vermilion Damages Fee.
(e)	During the periods referred to in Section 3.4(d)(iii) and Section 3.4(d)(iv), Vermilion shall have the opportunity, but not the obligation, to propose to amend the terms of the transactions contemplated in this Agreement and the Arrangement and Spartan shall, and shall cause and its counsel and other advisors to, co-operate with Vermilion with respect thereto, including negotiating with Vermilion and their counsel and other advisors to enable Vermilion to propose such adjustments to the terms and conditions of this Agreement and the Arrangement as Vermilion deems appropriate and as would enable Spartan to proceed with the Arrangement and the transactions contemplated in this Agreement on such adjusted terms. The Spartan Board shall review any proposal by Vermilion to amend the terms of the transactions contemplated in this Agreement and the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Vermilion’s proposal to amend the transactions contemplated by this Agreement and the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the transactions contemplated by this Agreement and the Arrangement. In the event that Vermilion proposes to amend the terms of the transactions contemplated in this Agreement and the Arrangement such that the Acquisition Proposal would not result in a transaction more favourable to the Spartan Shareholders, from a financial point of view, than the Arrangement as so amended, as determined by the Spartan Board in good faith (after receiving advice from the Spartan Financial Advisor and outside legal counsel) and Vermilion advises the Spartan Board of such proposed amendment within four (4) Business Days of receiving notice of such Superior Proposal, the Spartan Board shall not: (i) accept, recommend, approve or enter into any agreement to implement such Superior Proposal; or (ii) withdraw, modify or change its recommendation in respect of the Arrangement. For greater certainty, each successive amendment to an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 3.4 and shall initiate a new four (4) Business Day match right period.
(f)	Vermilion agrees that all information that may be provided to it by Spartan with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were “Confidential Information” as that term is defined in the Spartan Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Spartan Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.
(g)	If required by Vermilion, Spartan shall reaffirm its recommendation of the Arrangement by press release promptly in the event that:
(i)	any Acquisition Proposal is publicly announced unless such Acquisition Proposal constitutes a Superior Proposal and Spartan otherwise complies with Sections 3.4(d) and (e) in respect thereof; or
(ii)	the Parties have entered into an amended agreement pursuant to Section 3.4(e) which results in any Acquisition Proposal not being a Superior Proposal.

Vermilion and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release. Such press release shall state that the Spartan Board has determined that the Acquisition Proposal is not a Superior Proposal and shall reaffirm the approvals, determinations and recommendations of the Spartan Board in respect of this Agreement and the Arrangement.

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(h)	In the event that Spartan provides the notice contemplated by Section 3.4(d)(iii) on a date which is less than four (4) Business Days prior to the Spartan Meeting, Vermilion shall be entitled to require Spartan to adjourn or postpone the Spartan Meeting to a date that is not more than seven (7) Business Days following the date after Spartan has complied with its obligations under Section 3.4(b)(vi)(B) and (C).
(i)	Neither Spartan nor the Spartan Board shall withdraw, or qualify, amend or modify in a manner adverse to Vermilion, the approval or recommendation of the Arrangement by the Spartan Board, except if such withdrawal, qualification, amendment or modification occurs simultaneously with the entry by Spartan, in accordance with the requirements of Section 3.4(d) and Section 3.4(e), into a definitive agreement with respect to an Acquisition Proposal constituting a Superior Proposal.
(j)	Nothing contained in this Agreement shall prevent the Spartan Board from complying with Division 3 of National Instrument 62-104, Takeover Bids and Issuer Bids and similar provisions under Applicable Laws relating to the provision of directors’ circulars and make appropriate disclosure to its securityholders.
(k)	Spartan shall ensure that its Representatives are aware of the provisions of this Section 3.4, and any violation of or the taking of any action which is inconsistent with any of the restrictions set forth in this Section 3.4 by any Representative shall be deemed to constitute a breach of this Section 3.4 by its Representatives.
3.5	Access to Information
(a)	From and after the date hereof until the earlier of the Effective Time or the termination of this Agreement, Spartan shall, subject to compliance with Applicable Laws and the terms of any contracts, upon reasonable prior notice, provide Vermilion and its representatives access, during normal business hours, to its premises, books, contracts, records, computer systems, properties, employees and management personnel and shall use its reasonable commercial efforts to furnish to Vermilion such information concerning its business, properties and personnel as Vermilion may reasonably request in order to permit Vermilion to be in a position to expeditiously and efficiently integrate Spartan’s business and operations immediately upon, but not prior to, the Effective Date. Spartan agrees to use reasonable commercial efforts to keep Vermilion fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Spartan including, but not limited to, promptly providing Vermilion with any and all monthly activity reports.
(b)	Spartan agrees to:
(i)	give the legal and professional representatives and agents of Vermilion reasonable access during normal business hours to Spartan’s books, records and documents as Vermilion may reasonably request, provided that Spartan is satisfied, acting reasonably, that the confidentiality of the subject matter of the disclosure can be maintained in accordance herewith; and
(ii)	endeavour to include in the information furnished to Vermilion information which would reasonably be considered to be relevant for the purposes of Vermilion’s investigation and not knowingly withhold any information which would make anything contained in the information delivered erroneous or misleading.
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(c)	The Parties acknowledge and agree that all information provided by Spartan to Vermilion or by Vermilion to Spartan pursuant to this Section 3.5 shall remain subject to the provisions of the Confidentiality Agreements.
(d)	Nothing in the foregoing shall require Spartan to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information which, in the opinion of Spartan, acting reasonably, is competitively sensitive (provided that Vermilion acknowledges and agrees that Vermilion’s external counsel may have access to such information on a privileged and confidential basis in connection with obtaining the Competition Act Approval).

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Vermilion

Vermilion hereby makes the representations and warranties set forth in this Section 4.1 to and in favour of Spartan and acknowledges that Spartan is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Vermilion and each of its subsidiaries is a corporation duly organized and validly subsisting under the Applicable Laws of its jurisdiction of incorporation and Vermilion and each of its subsidiaries has the requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.
(b)	Vermilion and each of its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, operated, licensed or otherwise held, or the nature of its activities make such registration necessary under Applicable Laws, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Vermilion.
(c)	Vermilion has no material direct or indirect subsidiaries, other than 1209963 Alberta Ltd., Vermilion REP S.A.S., Vermilion Oil & Gas Netherlands B.V., Vermilion Oil & Gas Australia Pty Ltd., Vermilion Energy Germany GmbH & Co. KG, Vermilion Energy Ireland Limited, Vermilion Energy USA LLC, Vermilion Resources, Vermilion Pyrenees SAS, Vermilion Exploration SAS, and Vermilion Moraine SAS.
(d)	The Vermilion Disclosure Letter sets out the name and jurisdiction of incorporation, organization or formation of each company that is a subsidiary of Vermilion and to the extent such company was not a subsidiary of Vermilion on the date of its organization, the date it became a subsidiary of Vermilion. Except as set forth above, Vermilion has no interest in any partnership, corporation or other business or organization. Vermilion, directly or indirectly, owns all of the outstanding securities of each of its subsidiaries. All of the issued and outstanding securities of each of Vermilion’s subsidiaries are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable and all such securities of the subsidiaries held by Vermilion are owned free and clear of all Liens (other than Liens to its principal bankers) and are not subject to any proxy, voting trust or other agreement relating to the voting of such securities, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such securities or assets of the subsidiaries.
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(e)	Vermilion has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Vermilion of the transactions contemplated by this Agreement have been duly authorized by the Vermilion Board and, no other corporate proceedings on the part of Vermilion are or shall be necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Vermilion and constitutes a legal, valid and binding obligation of Vermilion enforceable against Vermilion in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws relating to or affecting creditors’ rights generally and to general principles of equity.
(f)	Subject to the issuance of the Interim Order and Final Order by the Court, receipt of Regulatory Approvals and compliance with all applicable corporate, securities, completion and anti-trust laws, neither the execution and delivery of this Agreement by Vermilion, the consummation by Vermilion of the transactions contemplated by this Agreement nor compliance by Vermilion with any of the provisions hereof will:
(i)	violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, result in a payment under, or result in the creation of any Lien, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right or privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of Vermilion or its subsidiaries under, any of the terms, conditions or provisions of (A) the articles, bylaws or other constating documents of Vermilion or any of its subsidiaries, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Vermilion is a party or to which it, or its properties or assets, may be subject or by which Vermilion is bound; or
(ii)	violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to Vermilion or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Vermilion; or
(iii)	cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on Vermilion.
(g)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement including receipt of Regulatory Approvals or which are required to be fulfilled post-Arrangement:
(i)	there is no legal impediment to Vermilion’s consummation of the transactions contemplated by this Agreement; and
(ii)	no filing or registration with, or authorization, consent or approval of, any Governmental Authority is necessary by Vermilion in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not materially impede the ability of Vermilion to consummate the transactions contemplated by this Agreement.
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(h)	Vermillion has sufficient funds available to pay the amount which may be required pursuant to Section 6.2 of this Agreement.
(i)	Subject to the issuance of the Interim Order and Final Order by the Court and the receipt of Regulatory Approvals, neither the execution and delivery of this Agreement by Vermilion, the consummation by Vermilion of the transactions contemplated by this Agreement nor compliance by Vermilion with any of the provisions hereof, will require any consents or trigger any fees or termination rights except for such consents, fees or termination rights as would not have a Material Adverse Effect on Vermilion.
(j)	Vermilion is authorized to issue an unlimited number of Vermilion Shares. As at the date hereof, 124,122,104 Vermilion Shares are issued and outstanding, and, in addition, as at the date hereof an aggregate 1,769,304 Vermilion Share awards have been issued under Vermilion’s security based compensation arrangement and security based incentive plan.. Except as set out in the preceding sentence, as of the date hereof, there are no other outstanding securities of Vermilion or options, warrants, rights of conversion or exchange privileges or other securities entitling anyone to acquire any securities of Vermilion or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Vermilion of any securities. All outstanding Vermilion Shares have been duly authorized and are validly issued as fully paid and non-assessable shares and are not subject to, nor have they been issued in violation of, any pre-emptive rights.
(k)	Except as disclosed in the Vermilion Public Record, since December 31, 2017:
(i)	there has not been any Material Adverse Change respecting Vermilion and its subsidiaries, taken as a whole;
(ii)	Vermilion and each of its subsidiaries has conducted its business only in the ordinary and normal course, consistent with past practice; and
(iii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise), whether or not such liabilities would be required by IFRS to be reflected on a balance sheet of Vermilion and its subsidiaries, taken as a whole, material to Vermilion has been incurred other than in the ordinary and normal course of business.
(l)	There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding (collectively, “proceedings”) against or involving Vermilion or any of its subsidiaries, or in respect of the businesses, properties or assets of Vermilion (whether in progress or, to the knowledge of Vermilion, threatened), that (i) involves a claim for damages, exclusive of interest and costs, that exceeds 10% of the consolidated assets of Vermilion and its subsidiaries, taken as a whole; or (ii) if adversely determined, would reasonably be expected to have a Material Adverse Effect on Vermilion, and, to the knowledge of Vermilion, no event has occurred which might reasonably be expected to give rise to any proceeding. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Vermilion or any of its subsidiaries in respect of its business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on Vermilion.
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(m)	The Vermilion Financial Statements fairly present, in accordance with IFRS, consistently applied, the consolidated financial position and condition of Vermilion and its subsidiaries at the dates thereof and the results of the operations of Vermilion for the periods then ended and reflect, in accordance with IFRS, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Vermilion and its subsidiaries on a consolidated basis, as at the dates thereof.
(n)	No Securities Authority, other competent authority or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Vermilion, no such proceeding is, to the knowledge of Vermilion, pending, contemplated or threatened and Vermilion is not, to its knowledge, in default of any material requirement of any Applicable Laws.
(o)	Vermilion has no reason to believe that the Vermilion Reserves Report was not accurate in all material respects as at the effective date of such report and, except for any impact of changes in commodity prices and production since the date of the Vermilion Reserves Report, Vermilion has no knowledge of a material adverse change in the production, costs, price, reserves or estimates of future net production revenues from that disclosed in the Vermilion Reserves Report. Vermilion has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and natural gas assets of Vermilion and its subsidiaries, as at the effective date of such report, and, in particular, all material information respecting the interests of each of Vermilion and its subsidiaries in its principal oil and natural gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.
(p)	Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Vermilion:
(i)	neither Vermilion nor any of its subsidiaries is in violation of any Environmental Laws;
(ii)	Vermilion and its subsidiaries have operated their business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws;
(iii)	there have been no spills, releases, deposits or discharges of Hazardous Substances into the Environment by Vermilion or any of its subsidiaries that have not been remedied;
(iv)	no orders, directives, demands or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Vermilion or any of its subsidiaries;
(v)	neither Vermilion nor any of its subsidiaries has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law; and
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(vi)	Vermilion and each of its subsidiaries holds all licenses, Permits and approvals required under any Environmental Laws in connection with the operation of their business and the ownership and use of the their assets, all such Permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under any jurisdiction in which it conducts its business, neither Vermilion nor any of its subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, Permit or approval issued pursuant thereto, or that any license, Permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;
(q)	Vermilion is a reporting issuer (where such concept exists) in each of the provinces of Canada and is in material compliance with all Applicable Laws therein. The Vermilion Shares are listed and posted for trading on the TSX and the NYSE and Vermilion is in material compliance with the rules of the TSX and the NYSE. The documents and information comprising the Vermilion Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Vermilion Public Record prior to the date hereof. Vermilion has timely filed with the Securities Authorities and the U.S. Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Vermilion with the Securities Authorities or the U.S. Securities Authorities, as applicable, since becoming a “reporting issuer”. Vermilion has not filed any confidential material change report that, at the date hereof, remains confidential. To the knowledge of Vermilion, neither it nor any of its directors or officers (in their capacities as directors and/or officers of Vermilion) are presently subject to investigation by any Securities Authorities or any U.S. Securities Authority or the TSX or NYSE and, to the knowledge of Vermilion, no such review is pending or to the knowledge of Vermilion threatened.
(r)	Vermilion is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).
(s)	Vermilion is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.
(t)	To the knowledge of Vermilion, neither Vermilion nor any of its subsidiaries is registered or is required to be registered as an “investment company” within the meaning of the United States Investment Company Act of 1940.
4.2	Representations and Warranties of Spartan

Spartan hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of Vermilion and acknowledges that Vermilion is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Spartan and each of its subsidiaries is a corporation duly organized and validly subsisting under the Applicable Laws of its jurisdiction of incorporation and Spartan and each of its subsidiaries has the requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.
(b)	Spartan and each of its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, operated, licensed or otherwise held, or the nature of its activities make such registration necessary under Applicable Laws.
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(c)	Spartan has no material direct or indirect subsidiaries, other than Renegade Petroleum Ltd., Petro Uno Resources Ltd. and 1978740 Alberta Ltd.
(d)	The Spartan Disclosure Letter sets out the name and jurisdiction of incorporation, organization or formation of each company that is a subsidiary of Spartan and to the extent such company was not a subsidiary of Spartan on the date of its organization, the date it became a subsidiary of Spartan. Except as set forth above, Spartan has no interest in any partnership, corporation or other business or organization. Spartan, directly or indirectly, owns all of the outstanding securities of each of its subsidiaries. All of the issued and outstanding securities of each of Spartan’s subsidiaries are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable and all such securities of the subsidiaries held by Spartan are owned free and clear of all Liens (other than Liens to its principal bankers as set out in the Spartan Disclosure Letter) and are not subject to any proxy, voting trust or other agreement relating to the voting of such securities, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such securities or assets of the subsidiaries.
(e)	Spartan has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Spartan of the transactions contemplated by this Agreement have been duly authorized by the Spartan Board and, subject to obtaining the approval of the Spartan Shareholders of the Arrangement Resolution as contemplated herein, no other corporate proceedings on the part of Spartan are or shall be necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Spartan and constitutes a legal, valid and binding obligation of Spartan enforceable against Spartan in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws relating to or affecting creditors’ rights generally and to general principles of equity.
(f)	Subject to the approval of the Spartan Shareholders of the Arrangement Resolution, the approval of the Interim Order and the Final Order by the Court, receipt of Regulatory Approvals, neither the execution and delivery of this Agreement by Spartan, the consummation by Spartan of the transactions contemplated by this Agreement nor compliance by Spartan with any of the provisions hereof will:
(i)	violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right or privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of Spartan or its subsidiaries under, any of the terms, conditions or provisions of (A) the articles, bylaws or other constating documents of Spartan or any of its subsidiaries, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Spartan is a party or to which it, or its properties or assets, may be subject or by which Spartan is bound (subject to obtaining the consent and a waiver from Spartan’s lenders under the Spartan Credit Facility); or
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(ii)	violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to Spartan or any of its subsidiaries.
(g)	The execution, delivery and performance of this Agreement does not and will not result in the restriction of Spartan or any of its subsidiaries from engaging in its business or from competing with any Person or in any geographical area.
(h)	Spartan has sufficient funds available to pay the amount which may be required pursuant to Section 6.1 of this Agreement.
(i)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement including receipt of Regulatory Approvals and the approval of the Spartan Shareholders or which are required to be fulfilled post-Arrangement:
(i)	there is no legal impediment to Spartan’s consummation of the transactions contemplated by this Agreement; and
(ii)	no filing or registration with, or authorization, consent or approval of, any Governmental Authority is necessary by Spartan in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not materially impede the ability of Spartan to consummate the transactions contemplated by this Agreement.
(j)	Subject to the approval of the Spartan Shareholders of the Arrangement Resolution, the issuance of the Interim Order and Final Order by the Court, receipt of Regulatory Approvals and the receipt of required approvals under the Spartan Credit Facility, neither the execution and delivery of this Agreement by Spartan, the consummation by Spartan of the transactions contemplated by this Agreement nor compliance by Spartan with any of the provisions hereof, will require any material consents or trigger any material fees or material termination rights (other than the Spartan Transaction Costs).
(k)	Spartan has authorized an unlimited number of Spartan Shares and an unlimited number of preferred shares. As at the date hereof, 176,634,923 Spartan Shares, nil preferred shares, 10,095,168 Spartan Warrants, 3,278,889 Spartan Options and 2,177,477 Spartan RSUs are issued and outstanding. Except pursuant to the Spartan Warrants, the Spartan Options and the Spartan RSUs, there are no other outstanding securities of Spartan or options, warrants, rights of conversion or exchange privileges or other securities entitling anyone to acquire any securities of Spartan or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Spartan of any securities. All outstanding Spartan Shares have been duly authorized and are validly issued as fully paid and non-assessable shares and are not subject to, nor have they been issued in violation of, any pre-emptive rights.
(l)	There are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Spartan or its subsidiaries and which are based upon the revenue, value, income or other attribute of Spartan or its subsidiaries.
(m)	As at the date hereof, the amounts owing by Spartan and its subsidiaries under the Spartan Credit Facility is set forth in the Spartan Disclosure Letter.
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(n)	Neither Spartan nor any of its subsidiaries has guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and do not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any other Person.
(o)	Spartan is not a party to any shareholder rights plan or any other form of plan, agreement, contract or instrument that shall trigger any rights to acquire Spartan Shares or other securities of Spartan or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.
(p)	To the knowledge of Spartan, none of the Spartan Shares are the subject of any escrow, voting trust or other similar agreement.
(q)	Except as disclosed in the Spartan Public Record, since December 31, 2017:
(i)	there has not been any Material Adverse Change respecting Spartan and its subsidiaries, taken as a whole;
(ii)	there have been no material facts, transactions, events or occurrences which, to the knowledge of Spartan, could reasonably be expected to result in a Material Adverse Change respecting Spartan and its subsidiaries, taken as a whole;
(iii)	Spartan and each of its subsidiaries has conducted its business only in the ordinary and normal course, consistent with past practice and in compliance in all material respects with all Applicable Laws in each jurisdiction in which it carries on business; and
(iv)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise, whether or not such liabilities would be required by IFRS to be reflected on a balance sheet of Spartan and its subsidiaries, taken as a whole) material to Spartan has been incurred other than in the ordinary and normal course of business, consistent with past practice.
(r)	Except as set forth in the Spartan Disclosure Letter, Spartan and each of its subsidiaries has complied with all Applicable Laws in all material respects and is not in violation of any Applicable Laws in any material respect. Neither Spartan nor any of its subsidiaries has received notice of proceedings against or involving Spartan or any of its subsidiaries, or in respect of the businesses, properties or assets of Spartan or any of its subsidiaries and, to the knowledge of Spartan, no event has occurred which might reasonably be expected to give rise to any proceeding. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Spartan or any of its subsidiaries in respect of its business, properties or assets.
(s)	Except: (a) as disclosed or reflected in the Spartan Financial Statements; and (b) for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice since December 31, 2017; (ii) pursuant to the terms of this Agreement or any other agreement or instrument to which Vermilion is a party; or (iii) publicly disclosed on SEDAR prior to the date hereof, Spartan has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise, whether or not such liabilities would be required by IFRS to be reflected on a balance sheet of Spartan as of the date hereof and has not been a party to any off-balance sheet arrangements, as that term is understood under IFRS.
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(t)	The Spartan Financial Statements fairly present, in accordance with IFRS, consistently applied, the consolidated financial position and condition of Spartan and its subsidiaries at the dates thereof and the results of the operations of Spartan for the periods then ended and reflect, in accordance with IFRS, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Spartan and its subsidiaries on a consolidated basis, as at the dates thereof.
(u)	Spartan has not received notice of (nor is it aware of) any material violation of or investigation relating to any Applicable Law with respect to the Spartan Assets, its or its subsidiaries business or its operations and Spartan and its subsidiaries holds all Permits, licenses and other authorizations which are required under Applicable Law relating to the Spartan Assets, its business or its operations of Spartan and its subsidiaries. The Spartan Assets have at all times been (and currently are) operated and maintained by it or its subsidiaries in compliance with all terms and conditions of Applicable Laws, Permits, licenses and authorizations in all material respects.
(v)	No Securities Authority, other competent authority or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Spartan, no such proceeding is, to the knowledge of Spartan, pending, contemplated or threatened and Spartan is not, to its knowledge, in default of any material requirement of any Applicable Laws.
(w)	Other than any director or officer of Spartan whose employment with Spartan is otherwise terminated in connection with the transactions contemplated hereby, no “related party” of Spartan (within the meaning of MI 61-101) will receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement or pursuant to any “connected transaction” (within the meaning of MI 61-101).
(x)	Spartan has no reason to believe that the Spartan Reserves Report was not accurate in all material respects as at the effective date of such report and, except for any impact of changes in commodity prices and production since the date of the Spartan Reserves Report, Spartan has no knowledge of a material adverse change in the production, costs, price, reserves or estimates of future net production revenues from that disclosed in the Spartan Reserves Report. Spartan has provided to Sproule all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and natural gas assets of Spartan and its subsidiaries, as at the effective date of such report, and, in particular, all material information respecting the interests of each of Spartan and its subsidiaries, in its principal oil and natural gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.
(y)	Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Spartan:
(i)	neither Spartan nor any of its subsidiaries is in violation of any Environmental Laws;
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(ii)	Spartan and its subsidiaries have operated their business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws;
(iii)	there have been no spills, releases, deposits or discharges of Hazardous Substances into the Environment by Spartan or any of its subsidiaries that have not been remedied;
(iv)	no orders, directives, demands or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to Spartan’s business or the Spartan Assets and Spartan is not aware of any fact or circumstance which, if known to any Governmental Authority, could reasonably be expected to lead to such orders, directives, demands or notices;
(v)	neither Spartan nor any of its subsidiaries has failed to report to the proper Governmental Authorities, the occurrence of any event which is required to be so reported by any Environmental Law;
(vi)	Spartan and each of its subsidiaries holds all Permits required under any Environmental Laws in connection with the operation of their business and the ownership and use of the Spartan Assets, all such Permits are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under any jurisdiction in which it conducts its business, neither Spartan nor any of its subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, Permit or approval issued pursuant thereto, or that any license, Permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and
(vii)	full and accurate particulars of or, in the case of a document, a copy of all environmental or health and safety assessments, audits, reviews or investigations, whether in draft or final form, which concern in whole or in part (directly or indirectly) the current or previous operations of Spartan or any of its subsidiaries and which are in the possession or control of Spartan as of the date hereof have been made available to Vermilion.
(z)	Any and all operations of Spartan and each of its subsidiaries (and to its knowledge, all operations of third parties) on or in respect of the Spartan Assets have been conducted in compliance with good oilfield practices.
(aa)	Spartan does not have reason to believe that it does not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons that comprise a part of the Spartan Assets, and does represent and warrant that except for the Permitted Liens and, except as set forth in the Spartan Disclosure Letter:
(i)	the Spartan Assets are free and clear of Liens, security interests or mortgages, adverse claims, or any royalties, production payments, working interest reductions or other similar encumbrances;
(ii)	neither it nor any of its subsidiaries assigned, mortgaged or in any way alienated or encumbered any of their interests in the Spartan Assets;
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(iii)	it and its subsidiaries hold the Spartan Assets under valid and subsisting leases, Permits, concessions, concession agreements, contracts, subleases, reservations or other agreements;
(iv)	neither it nor any of its subsidiaries has received notice from (and is not otherwise aware of) any third party claiming an interest in and to any of the Spartan Assets adverse to the interest of Spartan and its subsidiaries;
(v)	none of the Spartan Assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Spartan or any of its subsidiaries;
(vi)	subject to the rents, covenants, conditions and stipulations in the applicable title and operating documents, Spartan and its subsidiaries are entitled to enter into and upon, hold and enjoy their oil and gas assets for the residue of the terms of the applicable leases and licenses and all renewals or extensions thereof for their own use and benefit, without any lawful interruption by any person claiming or to claim by, through or under Spartan or any of its subsidiaries; and
(vii)	there are no transportation, processing or marketing agreements to which Spartan or any of its subsidiaries is a party, except for agreements terminable by Spartan or any of its subsidiaries without bonus, penalty or other costs on not more than 31 days’ notice.
(bb)	Spartan is not aware of any defects, failures or impairments in the title of Spartan or any of its subsidiaries to their oil and gas properties.
(cc)	Spartan’s net developed and undeveloped land position as at December 31, 2017, is not less than the amount disclosed in the Spartan Disclosure Letter.
(dd)	The Spartan Disclosure Letter sets out a materially complete and accurate description of the Spartan Assets (including the wells, facilities and lands of Spartan) as at the date hereof.
(ee)	To Spartan’s knowledge and except as set forth in the Spartan Disclosure Letter, no royalty or joint venture audits have been demanded or are underway pursuant to any of the applicable title and operating documents in respect of any of the Spartan Assets, except as set forth in the Spartan Disclosure Letter.
(ff)	Except as set forth in the Spartan Disclosure Letter, neither Spartan nor any of its subsidiaries has received any written notices pertaining to any of the Spartan Assets in respect of, and none of the Spartan Assets are subject to, any offset obligations (including obligations to drill wells, surrender rights or pay compensatory royalty) which have not been satisfied.
(gg)	There is no order, agreement, commitment or understanding, written or oral, binding upon Spartan, its subsidiaries or upon any director, officer or employee of such Person, that would now (as a result of entering into this Agreement, the Arrangement or otherwise) or hereafter, in any way, limit the business or operations of Spartan and any of its subsidiaries, taken as a whole, in any material respect, including any order, agreement, commitment or understanding that includes a non-competition restriction, area of mutual interest, right of first refusal, right of first offer, exclusivity or other similar provision that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing the Arrangement or any business practices of Spartan and any of its subsidiaries, taken as a whole, in any material respect.
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(hh)	Neither Spartan nor any of its subsidiaries has received notice of (nor is it aware of) any default in respect of any of the Spartan Assets or under any title or operating documents or any other agreement or instrument pertaining to its oil and natural gas assets to which it is a party or by which it or any such assets are bound or subject.
(ii)	Except for the Permitted Liens, none of the Spartan Assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Spartan or any of its subsidiaries.
(jj)	None of the wells in which Spartan and its subsidiaries holds an interest is being produced in excess of applicable production allowables imposed by any Applicable Law or any Governmental Authority and Spartan does not have any knowledge of any impending change in production allowables imposed by any Applicable Law or any Governmental Authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate.
(kk)	Neither Spartan nor any of its subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed by any Governmental Authority and none of the wells in which it holds an interest are subject to any such penalty or restriction.
(ll)	To the best of the knowledge, information and belief of Spartan, all wells located on any lands in which Spartan or any of its subsidiaries has an interest, or lands with which such lands have been pooled or unitized, which have been abandoned have been abandoned in all material respects in accordance with all Applicable Laws regarding the abandonment of wells.
(mm)	The tangible depreciable property used or intended for use in connection with (and comprising part of) the Spartan Assets:
(i)	for which Spartan or any of its subsidiaries was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in Canada and all Applicable Law during all periods in which Spartan was operator thereof;
(ii)	for which Spartan or any of its subsidiaries was not or is not operator, to the knowledge of Spartan, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in Canada and all Applicable Laws during all periods in which Spartan had an interest therein;
(iii)	is not subject to any sale-leaseback arrangements; and
(iv)	is not leased or rented (other than as disclosed in the Spartan Disclosure Letter).
(nn)	Other than as disclosed in the Spartan Disclosure Letter: (i) Spartan has not, at the date of this Agreement received any advance payments for petroleum or services not already delivered or provided prior to receipt of payment; and (ii) Spartan is not obligated by virtue of a prepayment, gas balancing, take or pay, or other arrangement under any contract to make any production payment, refund of production payment or delivery of petroleum substances produced from the Spartan Assets to any person at some future time without receiving in due course (and being entitled to retain) full payment therefor at current market prices or contract prices.
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(oo)	To the knowledge of Spartan, all royalties, ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and natural gas assets prior to the date hereof have been properly and fully paid and discharged, and there are no unpaid Taxes or assessments which could result in a Lien or charge on its oil and natural gas assets.
(pp)	Except as set forth in the Spartan Disclosure Letter or the Spartan Capital Budget, there are no outstanding authorizations for expenditure pertaining to any of the Spartan Assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such Spartan Assets after March 31, 2018.
(qq)	Except as set forth in the Spartan Disclosure Letter, Spartan has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay or have Vermilion pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that the Spartan Financial Advisor has been retained as Spartan’s financial advisor in connection with certain matters, including the transactions contemplated by this Agreement. Spartan has delivered to Vermilion true and current copies of all agreements between Spartan and the Spartan Financial Advisor which could give rise to the payment of any fees to such financial advisor and such agreements accurately reflect the fees payable to the Spartan Financial Advisor.
(rr)	The corporate records and minute books, books of account and other records of Spartan and its subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and will be complete and accurate in all material respects as at the Effective Date.
(ss)	Other than as set out in the Separation Agreements and the Spartan Disclosure Letter, there are no payments or benefits, including accrued bonuses, owing or that will become owing in connection with the Arrangement to directors or officers or employees of Spartan or any of its subsidiaries under any contract settlements, employment agreements, bonus plans, retention arrangements, change of control agreements, separation agreements or severance obligations (whether resulting from termination or alteration of duties).
(tt)	A complete and accurate list of all Spartan Employee Plans are disclosed in the Spartan Disclosure Letter.
(uu)	Spartan has provided Vermilion with a copy of each Spartan Employee Plan and the material documents that support each Spartan Employee Plan.
(vv)	All Spartan Employee Plans are, and have been, established, registered, qualified, administered, funded and invested in all material respects in accordance with the terms of such Spartan Employee Plans including the terms of the material documents that support such Spartan Employee Plans and all Applicable Laws.
(ww)	To the knowledge of Spartan, no event has occurred respecting any Spartan Employee Plan which would result in the revocation of the registration of such Spartan Employee Plan or entitle any person (without consent of the Spartan) to wind up or terminate any Spartan Employee Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Spartan Employee Plan.
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(xx)	None of the Spartan Employee Plans provide for benefit increases or the acceleration of, or an increase in, funding obligations that are contingent upon, or will be triggered by the completion of the transactions contemplated herein.
(yy)	There are no unfunded liabilities in respect of any Spartan Employee Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable.
(zz)	None of the Spartan Employee Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such Spartan Employees.
(aaa)	There is no proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or threatened involving any Spartan Employee Plan or its assets.
(bbb)	A complete and accurate list of the directors, officers, employees and independent contractors of Spartan and its subsidiaries and their material terms of employment including any employment agreements, retention and bonus on commission arrangements is disclosed in the Spartan Disclosure Letter.
(ccc)	Neither Spartan nor any of its subsidiaries is party to any collective agreement nor does Spartan reasonably anticipate being party to a collective agreement in the next three years.
(ddd)	Each of Spartan and its subsidiaries is and has been operated in all material respects in compliance with all Applicable Laws relating to Spartan Employees.
(eee)	There is no proceeding, action, suit or claim pending or threatened involving any Spartan Employee.
(fff)	Each of Spartan and its subsidiaries has (i) withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and shall continue to do so until the Effective Date and has remitted and will continue to remit until the Effective Date such withheld amounts within the prescribed periods to the appropriate Governmental Authority, (ii) remitted and will continue to remit until the Effective Date all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other taxes payable by it in respect of its employees and has or shall have remitted such amounts to the proper Governmental Authority within the time required by Applicable Law, and (iii) charged, collected and remitted and will continue to charge, collect and remit until the Effective Date on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made by Spartan.
(ggg)	Except for indemnity agreements with its directors and officers as contemplated by the by-laws of Spartan and its subsidiaries and Applicable Laws, and other than standard indemnity provisions in financial services agreements, underwriting and agency agreements, asset purchase and sale agreements and in the ordinary course provided to service providers, transfer agents and industry partners, neither Spartan nor any of its subsidiaries is a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person.
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(hhh)	(i) all Returns required to be filed by or on behalf of Spartan or any of its subsidiaries for periods ended on and prior to the date of this Agreement have been duly filed on a timely basis and such Returns are complete and correct in all material respects. All Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by Spartan or any of its subsidiaries with respect to items or periods covered by such Returns; (ii) Spartan and each of its subsidiaries has paid or has withheld and remitted to the appropriate Tax authority all material Taxes, including any instalments or prepayments of Taxes, that are due and payable, or, where payment is not yet due, Spartan has established adequate accruals in conformity with IFRS in the Spartan Financial Statements for the period covered by such financial statements for any material Taxes, including income taxes and related future taxes, if applicable, that have not been paid. Spartan has, and each of its subsidiaries has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Return; (iii) no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Spartan or any of its subsidiaries that have not yet been settled; (iv) neither Spartan or any of its subsidiaries is a party to any tax sharing, tax indemnity or tax allocation agreement or arrangement and does not have nor could have any material liabilities or obligations in respect of Taxes under any such tax sharing, tax indemnity or tax allocation agreement; (v) Spartan is resident in Canada for the purposes of the Tax Act; (vi) neither Spartan nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of a material amount of Taxes, nor, to the knowledge of Spartan, has such an event been asserted in writing by any Governmental Authority or threatened against Spartan or any of its subsidiaries or any of their assets. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or material Returns of Spartan or any of its subsidiaries; (vii) no audit by any Tax authority of Spartan or any of its subsidiaries is in progress or to the knowledge of Spartan, pending or threatened; and (viii) all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid Taxes or assessments which could result in a lien or charge on oil and gas assets.
(iii)	Spartan does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of Spartan Shares that have not yet been fully expended and renounced.
(jjj)	No director, officer, insider or other non-arm’s length party to Spartan or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Spartan or any of its subsidiaries.
(kkk)	No director, officer, insider or other non-arm’s length party of Spartan or any of its subsidiaries is indebted to Spartan or any of its subsidiaries.
(lll)	Policies of insurance are in force as of the date hereof naming Spartan and each of its subsidiaries as an insured, that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Spartan and each of its subsidiaries operates and such policies remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.
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(mmm)	Except as has been specifically disclosed in the Spartan Financial Statements, neither Spartan nor any of its subsidiaries has been a party to or subject to any hedges, swaps or other financial instruments or like transactions.
(nnn)	Spartan has not waived or released the applicability of any “standstill” or other provisions of any confidentiality or other similar agreements entered into by Spartan that would otherwise have been in effect as of the date of this Agreement, and no such waiver or release may occur under any such agreement without Spartan’s consent. Spartan has not negotiated or engaged in any discussions in respect of any proposal of the nature described in the definition of Acquisition Proposal with any Person that has not entered into a confidentiality agreement with Spartan that includes customary standstill provisions, which provision do not provide for any waiver or release thereof other than with Spartan’s consent.
(ooo)	There are no agreements material to the conduct of Spartan’s or any of its subsidiaries’ affairs or business, except for those agreements entered into in the ordinary course of business or disclosed in the Spartan Public Record, and all such material agreements are valid and subsisting and neither Spartan nor any of its subsidiaries is in material default under any such agreements.
(ppp)	All information in the Circular pertaining to Spartan (other than in respect of the Vermilion Information, in respect of which Spartan makes no representation or warranty) shall, as of the respective dates of such information, be true and complete in all material respects and shall not contain any misrepresentation or omit to state any material fact required to be stated.
(qqq)	Spartan is a reporting issuer (where such concept exists) in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia and is in material compliance with all Applicable Laws therein. The Spartan Shares are listed and posted for trading on the TSX and Spartan is in material compliance with the rules of the TSX. The documents and information comprising the Spartan Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Spartan Public Record prior to the date hereof. Spartan has timely filed with the Securities Authorities and the U.S. Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Spartan with the Securities Authorities or the U.S. Securities Authorities, as applicable, since becoming a “reporting issuer”. Spartan has not filed any confidential material change report that, at the date hereof, remains confidential. To the knowledge of Spartan, there are no outstanding or unresolved comments in comment letters from any Securities Authorities with respect to any of the Spartan Public Record and neither Spartan nor any of the Spartan Public Record is subject of an ongoing audit, review, comment or investigation by any Securities Authorities, the TSX. There has been no breach of any confidentiality agreements or obligations by virtue of the disclosure to Vermilion and its affiliates, agents and representatives of such data and information. To the knowledge of Spartan, neither it nor any of its directors or officers (in their capacities as directors and/or officers of Spartan) are presently subject to investigation by any Securities Authorities or any U.S. Securities Authority or the TSX and, to the knowledge of Spartan, no such review is pending or to the knowledge of Spartan threatened.
(rrr)	Spartan has a system of internal accounting controls sufficient to provide reasonable assurances that:
(i)	transactions are executed in accordance with management’s general or specific authorization;
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(ii)	transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and to maintain accountability for assets;
(iii)	access to assets is permitted only in accordance with management’s general or specific authorization; and
(iv)	the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(sss)	There has not been reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators) with Spartan’s auditors.
(ttt)	Spartan is not a “non-Canadian” as such term is defined in the Investment Canada Act (Canada).
(uuu)	Spartan: (i) is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States; and (ii) there is no class of securities of Spartan registered or required to be registered under Section 12 of the U.S. Exchange Act, nor does Spartan have a reporting obligation under Section 15 of the U.S. Exchange Act.
(vvv)	Spartan, including all entities “controlled by” Spartan for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (together, the “HSR Act”) does not and prior to completion of the Arrangement will not, hold assets located in the United States with a fair market value in excess of U.S.$84.4 million in the aggregate. During its most recently completed fiscal year: (A) Spartan, including all entities it controls for purposes of the HSR Act, did not make sales in or into the United States in excess of U.S.$84.4 million in the aggregate; and (B) the assets that Spartan and all entities it controls hold as of immediately prior to completion of the Arrangement did not generate sales in or into the United States in excess of U.S.$84.4 million in the aggregate.
(www)	To the knowledge of Spartan, neither Spartan nor any of its subsidiaries is registered or required to be registered as an “investment company” within the meaning of the United States Investment Company Act of 1940.
(xxx)	The operations of Spartan and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which Spartan and its subsidiaries are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or arbitrator involving Spartan or any of its subsidiaries with respect to Money Laundering Laws is pending, or, to the best knowledge of Spartan, threatened.
(yyy)	Neither Spartan nor any of its subsidiaries or their respective affiliates, directors or officers nor, to the knowledge of Spartan, any agent, employee or affiliate of Spartan or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that could result in a violation by such Persons of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (U.S.), or any other anticorruption law to which Spartan or any of its subsidiaries may be subject (collectively, the “Anti-Corruption Laws”), including, without limitation, making any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or making use of the mails or any means or instrumentality of interstate commerce in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value or benefit to any “foreign official” or “public official” (as such terms are defined in the applicable Anti-Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, or any third party or any other Person to the benefit of the foregoing, in contravention of the Anti-Corruption Laws, and Spartan, its subsidiaries and their affiliates have conducted their businesses in compliance with the Anti-Corruption Laws.
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(zzz)	(i) No action or proceeding has been commenced or filed by or against Spartan or any of its subsidiaries which seeks or would reasonably be expected to lead to:
(A)	receivership, bankruptcy, a commercial proposal or similar proceeding of Spartan or any of its subsidiaries;
(B)	the adjustment or compromise of claims against Spartan or any of its subsidiaries;
(C)	the appointment of a trustee, receiver, liquidator, custodian or other similar officer for Spartan or any of its subsidiaries or any portion of their assets, and no such action or proceeding has been authorized or is being considered by or on behalf of Spartan or any of its subsidiaries; or
(ii)	Neither Spartan nor any of its subsidiaries:
(A)	has made, or is considering making, an assignment for the benefit of their respective creditors; or
(B)	has requested, or is considering requesting, a meeting of its respective creditors to seek a reduction, compromise, composition or other accommodation with respect to its respective indebtedness.
(aaaa)	The Spartan Transaction Costs will not exceed $1,342,500 except as permitted herein.
(bbbb)	The Severance Payments and the Spartan Financial Advisor Costs will not exceed $5,157,500 and $7,000,000, respectively.
4.3	Privacy Issues
(a)	For the purposes of this Section 4.3, “Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 4.3, “Recipient”) by or on behalf of the other Party (for purposes of this Section 4.3, “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.
(b)	Each Disclosing Party covenants and agrees to, upon request, use its reasonable commercial efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.
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(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to:
(i)	prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;
(ii)	after the completion of the transactions contemplated herein,
(A)	collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual; and
(B)	where required by Applicable Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;
(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, and to not thereafter use or disclose any of the Transferred Information, should the transactions contemplated herein not be completed; and
(iv)	notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Applicable Laws.

Article 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual written consent of such Parties without prejudice to their right to rely on any other of such conditions:

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(a)	the Interim Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;
(b)	the Arrangement Resolution shall have been passed by the Spartan Shareholders and, if required, by the Minority Spartan Shareholders, in accordance with the requirements of the Interim Order;
(c)	the Final Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;
(d)	the certificate of arrangement giving effect to the Arrangement shall have been issued by the Registrar and the Effective Date shall have occurred on or before July 16, 2018 (the “Outside Date”);
(e)	all Regulatory Approvals shall have been obtained on terms and conditions satisfactory to the Parties, each acting reasonably;
(f)	in addition to the approvals contemplated in Section 5.1(e), all other third party waivers or Permits required in connection with the consummation of the Arrangement shall have been provided or obtained on terms and conditions acceptable to the Parties, acting reasonably, at or before the Effective Time; and
(g)	no Governmental Authority shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such application), enforced or entered any Applicable Law (whether temporary, preliminary or permanent) that makes illegal, restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the other transactions contemplated by this Agreement.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by either Party (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which such Party may have.

5.2	Additional Conditions to Obligations of Vermilion

The obligation of Vermilion to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	all covenants of Spartan under this Agreement to be performed on or before the Effective Time (without giving effect to, applying or taking into consideration any Material Adverse Effect, Material Adverse Change or other materiality qualifications already contained in such covenants) shall have been duly performed by Spartan in all material respects; and Vermilion shall have received a certificate of Spartan addressed to Vermilion dated the Effective Time, signed on behalf of Spartan by two senior executive officers of Spartan (on Spartan’s behalf and without personal liability), confirming the same as at the Effective Time;
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(b)	the representations and warranties of Spartan set forth in this Agreement shall be true and correct (for representations and warranties qualified as to Material Adverse Effect, Material Adverse Change or other materiality qualification, true and correct in all respects, and for all other representations and warranties, true and correct in all respects, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect on Spartan) as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); provided that the representations in Sections 4.2(k), 4.2(m) and 4.2(bbbb) shall be true and correct in all but de minimis respects as of the applicable dates referred to above (except, it being understood that the number of Spartan Shares outstanding in Section 4.2(k) may increase, and the number of Spartan Warrants, Spartan Options and Spartan RSUs may decrease, from the number outstanding on the date of this Agreement solely as a result of the terms of securities of Spartan redeemable in consideration for, exercisable for or convertible into Spartan Shares, but only to the extent that such securities are specifically described in Section 4.2(k)). Vermilion shall have received a certificate of Spartan addressed to Vermilion and dated the Effective Time, signed on behalf of Spartan by two senior executive officers of Spartan (on Spartan’s behalf and without personal liability), confirming the above as at the Effective Time;
(c)	Spartan shall have furnished Vermilion with:
(i)	certified copies of the resolutions duly passed by the Spartan Board approving this Agreement and the consummation of the transactions contemplated by this Agreement; and
(ii)	a certified copy of the Arrangement Resolution duly passed by the Spartan Shareholders;
(d)	no Material Adverse Change respecting Spartan shall have occurred after the date hereof;
(e)	no claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (whether, for greater certainty, by a Governmental Authority or any other person) shall be commenced, pending or threatened and no Applicable Law shall have been proposed, enacted, promulgated or applied, in either case:
(i)	seeking to cease trade, restrict, enjoin, prohibit, materially delay or impose material conditions on the Arrangement or the transactions contemplated therein or herein or any of the material terms and conditions of any transaction contemplated by this Agreement or seeking to obtain from Spartan or any of its subsidiaries any material damages directly or indirectly in connection with the Arrangement;
(ii)	seeking to cease trade, restrict, enjoin, prohibit, materially delay or impose material conditions on the rights of Vermilion to own, hold or exercise full rights of ownership over the Spartan Shares upon the completion of the Arrangement or conduct the business conducted by Spartan;
(iii)	seeking to prohibit or restrict the completion of the Arrangement in accordance with the terms hereof or otherwise relating to the Arrangement;
(iv)	seeking to prohibit or limit the ownership or operation by Spartan, Vermilion or any of their respective affiliates of any material portion of the business or assets of Spartan or to compel Vermilion or any of its affiliates to dispose or divest of or hold separate any material portion of the business or assets of Spartan; or
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(v)	seeking to prohibit Vermilion or any of its affiliates from effectively controlling in any material respect the business or operations of Spartan, that would, if successful, in the judgment of Vermilion, be reasonably likely to have a Material Adverse Effect on Spartan;

(f)	holders of not more than 5% of the issued and outstanding Spartan Shares shall have exercised Dissent Rights in relation to the Arrangement; and
(g)	Spartan shall have delivered the Mutual Releases duly executed by each director and officer of Spartan as requested by Vermilion; and
(h)	Spartan shall have delivered to Vermilion an executed payout letter from National Bank of Canada setting forth the aggregate amount outstanding under the Spartan Credit Facility as at the Effective Date, which is required to repay in full all obligations, liabilities and indebtedness of Spartan under the Spartan Credit Facility and which payout letter shall contain a release and discharge of all liens and security interests granted by Spartan in connection with the Spartan Credit Facility and a termination of the Spartan Credit Facility and all documents related thereto, which releases, discharges and termination shall be conditional solely upon receipt by National Bank of Canada of the amounts referenced in the payout letter by Vermilion.

The conditions in this Section 5.2 are for the exclusive benefit of Vermilion and may be asserted by Vermilion regardless of the circumstances or may be waived by Vermilion in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Vermilion may have.

5.3	Additional Conditions to Obligations of Spartan

The obligation of Spartan to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	all covenants of Vermilion under this Agreement to be performed on or before the Effective Time (without giving effect to, applying or taking into consideration any Material Adverse Effect, Material Adverse Change or other materiality qualifications already contained in such covenants) shall have been duly performed by Vermilion in all material respects; and Spartan shall have received a certificate of Vermilion addressed to Spartan dated the Effective Time, signed on behalf of Vermilion by two senior executive officers of Vermilion (on Vermilion’s behalf and without personal liability), confirming the same as at the Effective Time;
(b)	the representations and warranties of Spartan set forth in this Agreement shall be true and correct (for representations and warranties qualified as to Material Adverse Effect, Material Adverse Change or other materiality qualification, true and correct in all respects, and for all other representations and warranties, true and correct in all respects, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect on Vermilion) as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date). Spartan shall have received a certificate of Vermilion addressed to Spartan and dated the Effective Time, signed on behalf of Vermilion by two senior executive officers of Vermilion (on Vermilion’s behalf and without personal liability), confirming the above as at the Effective Time;
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(c)	Vermilion shall have furnished Spartan with certified copies of the resolutions duly passed by the Vermilion Board approving this Agreement and the consummation of the transactions contemplated by this Agreement; and
(d)	no Material Adverse Change respecting Vermilion shall have occurred after the date hereof.

The conditions in this Section 5.3 are for the exclusive benefit of Spartan and may be asserted by Spartan regardless of the circumstances or may be waived by Spartan in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Spartan may have.

5.4	Notice and Effect of Failure to Comply with Conditions
(a)	Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:
(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or
(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.
(b)	Vermilion may not exercise its right to terminate this Agreement pursuant to Section 8.1(c)(ii), and Spartan may not exercise its right to terminate this Agreement pursuant to Section 8.1(d)(i), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (the “Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for the termination right. If any such notice is delivered, provided that the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (it being agreed that matters arising out of any Wilful Breaches are not capable of being cured), the Party seeking to terminate may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Spartan Meeting, unless the Parties agree otherwise, Spartan shall postpone or adjourn the Spartan Meeting to the earlier of (a) three (3) Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.
5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

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Article 6
Agreement as to damages

6.1	Vermilion Damages

If at any time after the execution of this Agreement but prior to the termination of this Agreement:

(a)	Vermilion shall have terminated this Agreement pursuant to Section 8.1(c)(i), 8.1(c)(ii) or 8.1(c)(iii), in which case the Vermilion Damages Fee shall be paid to Vermilion within two (2) Business Days of such termination;
(b)	(i) this Agreement shall have been terminated by Spartan or Vermilion pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii), but prior to such termination by Spartan or Vermilion, an Acquisition Proposal shall have been announced or made to Spartan or Spartan Shareholders or otherwise publicly disclosed and not withdrawn prior to the date proposed for the Spartan Meeting, and the Spartan Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval; and (ii) the Spartan Board shall have recommended, or Spartan shall have entered into or become party to any contract with respect to, any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above) within 12 months of the date of such termination by Spartan or Vermilion, in which case the Vermilion Damages Fee shall be paid to Vermilion on the date on which such Acquisition Proposal (as it may be modified or amended) is consummated (whether occurring during such 12 month period or thereafter);
(c)	Spartan shall have terminated this Agreement pursuant to Section 8.1(d)(ii), in which case the Vermilion Damages Fee shall be paid to Vermilion in accordance with Section 3.4(d);

(each of the above being a “Vermilion Damages Event”), Spartan shall pay to Vermilion $40,000,000 (the “Vermilion Damages Fee”), as liquidated damages in immediately available funds to an account designated by Vermilion. Following a Vermilion Damages Event, but prior to payment of the Vermilion Damages Fee as required, Spartan shall be deemed to hold such funds in trust for Vermilion. Spartan shall only be obligated to pay the Vermilion Damages Fee once pursuant to this Section 6.1.

6.2	Spartan Damages

If, at any time after the execution of this Agreement but prior to the termination of this Agreement, Spartan shall have terminated this Agreement pursuant to Section 8.1(d)(i) (the “Spartan Damages Event”), Vermilion shall pay to Spartan $40,000,000 (the “Spartan Damages Fee”), as liquidated damages in immediately available funds to an account designated by Spartan within two (2) Business Days of such termination. Following a Spartan Damages Event, but prior to payment of the Spartan Damages Fee as required, Vermilion shall be deemed to hold such funds in trust for Spartan. Vermilion shall only be obligated to pay the Spartan Damages Fee once pursuant to this Section 6.2.

6.3	Injunctive Relief and Remedies

Each Party agrees that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to seek injunctive relief to restrain any breach or threatened breach by the other Party of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith, this being in addition to any other remedy to which such Party may be entitled at law or in equity. Each of the Parties acknowledges that the agreements contained in Sections 6.1 and 6.2 are an integral part of the transaction contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement; and further that the payment of the Vermilion Damages Fee and in the circumstances set out in Section 6.1 and the payment of the Spartan Damages Fee in the circumstances set out in Section 6.2 is a payment of liquidated damages which is a genuine pre-estimate of the damages which Vermilion or Spartan, as applicable, shall suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and is not a penalty. Spartan and Vermilion, as applicable, irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

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Article 7
AMENDMENT

7.1	Amendment

This Agreement may, at any time and from time to time, before or after the holding of the Spartan Meeting but not later than the Effective Time, be amended by written agreement of the Parties, subject to the Interim Order, the Final Order and Applicable Laws, without further notice to or authorization on the part of the Spartan Shareholders, provided that no such amendment reduces or adversely affects the consideration to be received by an Spartan Shareholder without approval by the Spartan Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2	Waiver

Spartan, on the one hand, and Vermilion, on the other hand, may:

(a)	extend the time for the performance of any of the obligations or acts of the other;
(b)	waive compliance with any of the other’s agreements or the fulfillment of any conditions to its own obligations contained herein; or
(c)	waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Parties and, unless otherwise provided in the written waiver, will be limited to the specific breach, covenant or condition waived.

Article 8
TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of the Parties;
(b)	by either Party:
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(i)	if the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this clause shall not be available to any Party whose failure to fulfill any of its obligations in this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or prior to such date;
(ii)	if the Arrangement Resolution is not approved by the Spartan Shareholders at the Spartan Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order; or
(iii)	if any Applicable Law makes the consummation of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Applicable Law has become final and non-appealable.
(c)	by Vermilion:
(i)	if:
(A)	the Spartan Board shall have failed to publicly recommend this Agreement or the Arrangement in the manner contemplated by Section 2.5;
(B)	the Spartan Board shall have withdrawn or qualified, amended or modified in a manner adverse to Vermilion, the approval or recommendation of the Arrangement by the Spartan Board;
(C)	the Spartan Board fails to publicly reaffirm its recommendation of this Agreement and the Arrangement within three (3) Business Days after the public announcement of any Acquisition Proposal or within two (2) Business Days after having been requested to do so by Vermilion;
(D)	Spartan or the Spartan Board accepts, approves, endorses or recommends an Acquisition Proposal;
(E)	Spartan or the Spartan Board enters into any agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 3.4(b)(vi)); or
(F)	Spartan or the Spartan Board publicly proposes or announces its intention to do, or that it has done, any of the foregoing;
(ii)	subject to Section 5.4, Spartan breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or breaches would or would reasonably likely, individually or in the aggregate, give rise to the failure of a condition set forth in Section 5.1 or Section 5.2, except that the right to terminate this Agreement under this clause shall not be available to Vermilion if its failure to fulfill any of its obligations in this Agreement has been the cause of, or resulted in, the failure of any of the conditions in Section 5.1 or Section 5.2;
(iii)	Spartan breaches any of its covenants or agreements in any material respect in Section 3.4; or
(iv)	there occurs a Material Adverse Effect in respect of Spartan.
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(d)	by Spartan:
(i)	subject to Section 5.4, if Vermilion breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or breaches would or would reasonably likely, individually or in the aggregate, give rise to the failure of a condition set forth in Section 5.1 or Section 5.3, except that the right to terminate this Agreement under this clause shall not be available to Spartan if its failure to fulfill any of its obligations in this Agreement has been the cause of, or resulted in, the failure of any of the conditions in Section 5.1 or Section 5.3; or
(ii)	if the Spartan Board accepts, approves or recommends, or Spartan enters into any agreement with respect to, a Superior Proposal in compliance with the provisions of Section 3.4(d), provided that Spartan concurrently will have delivered to Vermilion written confirmation that the Spartan Board has accepted, approved or recommended, or Spartan has entered into such agreement relating to, such Superior Proposal, and that Spartan has previously or concurrently will have paid to Vermilion the Vermilion Damages Fee; and provided, further, that Spartan has not breached any of its covenants, obligations or agreements in this Agreement, which breaches would, individually or in the aggregate, give rise to the failure of a condition set forth in Section 5.1 or Section 5.2.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (d) of this Section 8.1, this Agreement shall forthwith become void and of no further force and effect and no Party shall have any liability or further obligation to the other hereunder except with respect to the obligations set forth in or as otherwise specified in Sections 1.5, 1.12, 4.3, 6.1, 6.2, 6.3, 8.1, 9.1, 10.1, 10.2, 10.3, 10.4, 10.6 and 10.7 and each Party’s obligations under the Confidentiality Agreements, which shall survive such termination.

Unless otherwise provided herein, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party and for greater certainty nothing in this Section 8.1 shall relieve any Party from liability for any breach by it of this Agreement that occurred prior to the date of termination.

Article 9
NOTICES

9.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by email transmission and in the case of:

(a)	Vermilion, addressed to:

Vermilion Energy Inc.

3500, 520 3rd Avenue SW

Calgary, Alberta T2P 0R3

Attention: Anthony Marino, President & Chief Executive Officer

E-mail: [redacted - confidential contact information]

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with a copy to (which shall not constitute notice):

and to:

Torys LLP

4600, 525 8th Avenue SW
Calgary, Alberta T2P 1G1

Attention: Stephanie Stimpson

E-mail: sstimpson@torys.com

(b)	Spartan, addressed to:

Spartan Energy Corp.

3200, 500 Centre Street SW

Calgary, Alberta T2G 1AG

Attention: Richard McHardy, President & Chief Executive Officer

E-mail: [redacted - confidential contact information]

with a copy to (which shall not constitute notice):

McCarthy Tétrault LLP

421 7th Avenue SW

Calgary, Alberta T2P 4K9

Attention: Sony Gill

E-mail: sgill@mccarthy.ca

or such other address as the Parties may, from time to time, advise to the other Party hereto by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such email transmission is received.

Article 10
GENERAL

10.1	Assignment and Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns. This Agreement may not be assigned by Vermilion without the prior consent of Spartan, except that Vermilion may assign all or a portion of its rights under this Agreement to any subsidiary of Vermilion, but no assignment shall relieve Vermilion of any of its obligations hereunder. This Agreement may not be assigned by Spartan without the prior consent of Vermilion.

10.2	Costs

Except as contemplated herein, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement and the Arrangement. For greater certainty, Vermilion and Spartan shall pay one-half of the applicable filing fee for the request for the ARC under Section 102 of the Competition Act contemplated by Section 3.3(c).

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10.3	Severability

If any term or provision of this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining terms and provisions contained herein shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.4	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.5	Time of Essence

Time shall be of the essence of this Agreement.

10.6	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.7	Third Party Beneficiaries

The provisions of Sections 2.13, 3.1(g) and 3.2(p) are: (i) intended for the benefit of the third persons mentioned therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Vermilion shall hold the rights and benefits of Sections 2.13 and 3.1(g) and Spartan shall hold the rights and benefits of Section 3.2(p) in trust for and on behalf of the Third Party Beneficiaries, as applicable, and each of Vermilion and Spartan hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the applicable Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.8	Counterparts

This Agreement may be executed in two or more counterparts and, each of which shall be deemed an original, and all of which together constitute one and the same instrument. The Parties shall be entitled to rely upon the delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic document shall be legally effective to create a valid and binding agreement between the Parties.

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10.9	Survival

The representations and warranties contained herein shall terminate on, and may not be relied upon, by either Party after the Effective Time.

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first above written by their respective officers thereunto duly authorized.

VERMILION ENERGY INC.

Per	(signed) “Jenson Tan”
Jenson Tan Vice President, Business Development

SPARTAN ENERGY CORP.

Per	(signed) “Richard McHardy”
Richard McHardy President & Chief Executive Officer

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SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1       Definitions

In this Plan of Arrangement, the following terms have the following meanings:

“ABCA” means the Business Corporations Act (Alberta);

“Arrangement” means the arrangement pursuant to section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified or amended;

“Arrangement Agreement” means the arrangement agreement dated April 16, 2018 between Vermilion and Spartan with respect to the Arrangement as supplemented, modified or amended;

“Arrangement Resolution” means the special resolution of Spartan Shareholders approving the Arrangement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;

“Business Day” means any day other than Saturday, Sunday or a statutory holiday in the Province of Alberta;

“Certificate” means the certificate, certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA in respect of the Articles of Arrangement;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means Computershare Trust Company of Canada or such other person that may be appointed by Vermilion for the purpose of receiving deposits of certificates formerly representing Spartan Shares in connection with the Arrangement;

“Dissent Rights” has the meaning set forth in section 3.1 of this Plan of Arrangement;

“Dissent Shares” means Spartan Shares held by Dissenting Shareholders;

“Dissenting Shareholder” means a registered Spartan Shareholder who has duly and validly exercised its Dissent Rights in respect of all of the holder’s Spartan Shares and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Effective Date” means the date the Arrangement becomes effective pursuant to the ABCA;

“Effective Time” means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Interim Order” means the interim order of the Court pursuant to subsection 193(4) of the ABCA concerning the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Letter of Transmittal” means the letter of transmittal to be used by registered Spartan Shareholders to surrender the certificates formerly representing their Spartan Shares in order to receive certificates for the Vermilion Shares issued to them pursuant to the Arrangement;

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under section 263 of the ABCA;

“Spartan” means Spartan Energy Corp., a corporation existing under the ABCA;

“Spartan Meeting” means the special meeting of Spartan Shareholders to consider, among other things, the Arrangement Resolution and related matters, and any adjournment thereof;

“Spartan Shareholders” means the holders of Spartan Shares;

“Spartan Shares” means common shares in the capital of Spartan;

“Tax Act” means the Income Tax Act (Canada);

“Vermilion” means Vermilion Energy Inc., a corporation existing under the ABCA; and

“Vermilion Shares” means common shares in the capital of Vermilion.

1.2       Sections and Headings

The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.3       Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.4       Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.5       Date for Any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2
THE ARRANGEMENT

2.1       Effect of Arrangement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement. The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Plan of Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and is binding on all persons and that each of the provisions of section 2.2 hereof has become effective in the sequence set out therein.

2.2       Arrangement

Commencing at the Effective Time, each of the events and transactions set out below shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	the Dissent Shares held by Dissenting Shareholders shall be transferred by the holders thereof to Spartan (free and clear of all liens, claims and encumbrances) and cancelled and such Dissenting Shareholders shall cease to have any rights as Spartan Shareholders, other than the right to be paid the fair value of their Spartan Shares in accordance with the Dissent Rights; and
(b)	all of the issued and outstanding Spartan Shares (other than any Spartan Shares beneficially owned by and registered in the name of Vermilion) shall be transferred by the holders thereof to Vermilion (free and clear of all liens, claims and encumbrances) and Vermilion shall issue to each Spartan Shareholder whose Spartan Shares have been so transferred 0.1476 of a Vermilion Share for every one Spartan Share so transferred, subject to section 2.3.

2.3       Fractional Shares

Notwithstanding anything contained herein, no fractional Vermilion Shares will be issued under this Plan of Arrangement. Where the aggregate number of Vermilion Shares issuable to a former registered Spartan Shareholder pursuant to section 2.2(b) would result in a fraction of a Vermilion Share being issuable, such former Spartan Shareholder shall receive, in lieu of such fractional share, the nearest whole number of Vermilion Shares, as applicable. For greater certainty where such fractional interest is greater than or equal to 0.5, the number of Vermilion Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Vermilion Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all former Spartan Shares registered in the name of such former Spartan Shareholder shall be aggregated without regard to any underlying beneficial ownership of such former Spartan Shares.

2.4       Ownership and Registration

Upon the transfers pursuant to section 2.2:

(a)	Vermilion shall become the legal and beneficial owner of the Spartan Shares transferred pursuant to section 2.2(b), free and clear of any liens, claims or encumbrances, and Vermilion’s name shall be added to the register of holders of Spartan Shares as the sole registered holder of all such Spartan Shares; and
(b)	the names of the former holders of all such Spartan Shares transferred to Vermilion and of the Dissent Shares shall be removed from the register of holders of Spartan Shares with respect to all such Spartan Shares.

2.5       U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, Vermilion and Spartan agree that this Plan of Arrangement will be carried out with the intention that all the persons to whom the Vermilion Shares are issued on completion of this Plan of Arrangement will be issued by Vermilion in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as provided by Section 3(a)(10) thereof and pursuant to exemptions from registration under any applicable state securities laws.

ARTICLE 3
DISSENT RIGHTS

3.1       Each registered Spartan Shareholder may exercise rights of dissent with respect to the Spartan Shares held by such registered Spartan Shareholder in connection with the Arrangement pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Article 3 (“Dissent Rights”), provided that registered Spartan Shareholders who exercise such Dissent Rights and who:

(a)	are ultimately entitled to be paid fair value for their Spartan Shares shall: (i) be deemed not to have participated in the transactions in section 2.2(b); (ii) be paid an amount equal to such fair value by Spartan; (iii) not be entitled to any other payment or consideration, and (iv) be deemed to have transferred their respective Spartan Shares to Spartan for cancellation at the Effective Time in accordance with section 2.2(a); or
(b)	are ultimately not entitled, for any reason, to be paid fair value for their Spartan Shares shall: (i) be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Spartan Shares; and (ii) be entitled to receive only the consideration contemplated in section 2.2(b) that such Spartan Shareholders would have received pursuant to the Arrangement if such Spartan Shareholders had not exercised Dissent Rights, and, notwithstanding the provisions of section 191 of the ABCA, in no event shall Vermilion, Spartan or any other person be required to recognize any Spartan Shareholders who exercise Dissent Rights as Spartan Shareholders after the Effective Time.

3.2       The fair value of the Spartan Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Spartan Shareholders.

3.3       For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any person who has voted (including by way of instructing a proxy holder to vote) their Spartan Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights. In addition, a Dissenting Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Spartan Shares.

3.4       Notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received in accordance with the Interim Order by Spartan no later than 4:00 p.m. (Calgary time) on the second Business Day immediately preceding the day of the Spartan Meeting.

ARTICLE 4
OUTSTANDING CERTIFICATES AND PAYMENT

4.1       Rights of Holders

Until deposited as contemplated by section 4.2, each certificate that immediately prior to the Effective Time represented Spartan Shares shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, the Vermilion Shares to which the former holders of such Spartan Shares are entitled under the Arrangement or, as to those formerly held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to section 3.1(b), to receive the fair value of the Spartan Shares represented by such certificates.

4.2       Transmittal

The Depositary shall deliver the consideration in respect of those Spartan Shares held on a book-entry basis in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. In respect of those Spartan Shares not held on a book-entry basis, upon surrender to the Depositary, as specified in the Letter of Transmittal, for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Spartan Shares that were transferred to Vermilion in accordance with section 2.2(b) hereof, together with a completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver, a certificate representing the Vermilion Shares which such holder is entitled to receive pursuant to section 2.2(b) and the certificate so surrendered shall forthwith be cancelled. The Depositary shall register the Vermilion Shares in such name as such holder may direct in the Letter of Transmittal, and shall either: (a) deliver such share certificates to such address as such holder may direct in the Letter of Transmittal or (b) if requested by such holder in the Letter of Transmittal, make such certificates available at the Depositary for pickup by such holder.

4.3       Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Spartan Shares that were transferred to Vermilion in accordance with section 2.2(b) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate a certificate representing the Vermilion Shares which such holder is entitled to receive pursuant to section 2.2(b). The person to whom a certificate representing such Vermilion Shares is to be delivered shall, as a condition precedent to such delivery, give a bond to Vermilion and its transfer agent in form and substance satisfactory to Vermilion and such transfer agent, or otherwise indemnify Vermilion and the transfer agent, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4       Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Vermilion Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Spartan Shares unless and until the holder of such certificate shall have complied with the provisions of section 4.2 or section 4.3. Subject to applicable law, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Vermilion Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Vermilion Shares.

4.5       Termination of Rights

Any certificate formerly representing Spartan Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Spartan Shareholder of any kind or nature against Vermilion. On such date, the Vermilion Shares to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered and forfeited to Vermilion, together with all entitlements to dividends or distributions thereon held for such former registered holder, for no consideration, and such shares and rights shall thereupon be cancelled and the name of the former registered holder shall be removed from the register of holders of such shares.

ARTICLE 5
WITHHOLDINGS

Vermilion, Spartan and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any former Spartan Shareholder under this Plan of Arrangement, including from any amount payable to any Dissenting Shareholder or any dividend or other distribution payable pursuant to section 4.4, as the case may be, such amounts as Vermilion, Spartan or the Depositary is required to deduct and withhold from such consideration in accordance with the Tax Act, the United States Internal Revenue Code of 1986, or any other provision of any applicable law. Any such amounts will be deducted and withheld from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the former Spartan Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a former Spartan Shareholder exceeds the cash component, if any, of the consideration otherwise payable to the holder, Vermilion and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Vermilion Shares otherwise issuable to the holder as is necessary to provide sufficient funds to Vermilion or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Vermilion or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and shall remit to such holder any unapplied balance of the proceeds of such sale.

ARTICLE 6
AMENDMENTS

6.1       Vermilion and Spartan may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by both parties; (iii) filed with the Court and, if made following the Spartan Meeting, approved by the Court; and (iv) communicated to by Spartan Shareholders if and as required by the Court.

6.2       Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Vermilion or Spartan at any time prior to or at the Spartan Meeting (provided that the other party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Spartan Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3       Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Spartan Meeting shall be effective only: (i) if it is consented to in writing by each of Vermilion and Spartan (each acting reasonably); and (ii) if required by the Court, it is consented to by the Spartan Shareholders, voting in the manner directed by the Court.

6.4       Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Vermilion provided that it concerns a matter which, in the reasonable opinion of Vermilion, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES OF SPARTAN ENERGY CORP. (“SPARTAN”) THAT:

1.	the arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”) substantially as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Appendix • to the Information Circular of Spartan dated •, 2018 (the “Information Circular”) accompanying the notice of meeting is hereby authorized, approved, ratified and confirmed;
2.	the arrangement agreement dated April 16, 2018 (the “Arrangement Agreement”) between Spartan and Vermilion Energy Inc. (“Vermilion”), a copy of which is attached as Appendix • to the Information Circular accompanying the notice of meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed;
3.	notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of Spartan may, without further notice to or approval of the shareholders of Spartan, subject to the terms of the Arrangement: (i) amend or terminate the Arrangement Agreement or the Plan of Arrangement, or (ii) revoke this resolution at any time prior to the filing of articles of arrangement giving effect to the Arrangement;
4.	any director or officer of Spartan is hereby authorized, for and on behalf of Spartan, to execute and deliver articles of arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and
5.	all actions heretofore taken by or on behalf of Spartan in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Arrangement are hereby approved, ratified and confirmed in all respects.